UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 27, 2022

PBF LOGISTICS LP

(Exact name of registrant as specified in its charter)

Delaware	001-36446	35-2470286
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

One Sylvan Way, Second Floor

Parsippany, New Jersey 07054

(Address of principal executive offices) (Zip Code)

(973) 455-7500

(Registrant’s Telephone Number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Units Representing Limited Partner Interests	PBFX	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

On July 27, 2022 (the “Signing Date”), PBF Energy Inc., a Delaware corporation (“PBF Energy”), PBF Energy Company LLC, a Delaware limited liability company and subsidiary of PBF Energy (“PBF LLC”), PBFX Holdings Inc., a Delaware corporation and wholly owned subsidiary of PBF LLC (“PBFX Holdings”), Riverlands Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of PBF LLC (“Merger Sub”), PBF Logistics LP, a Delaware limited partnership (“PBFX”), and PBF Logistics GP LLC, a Delaware limited liability company and the general partner of PBFX (the “PBFX GP”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into PBFX (the “Merger”), with PBFX surviving as a subsidiary of PBF Energy, owned 99% by PBF LLC and 1% by PBFX Holdings.

Under the terms of the Merger Agreement, at the effective time of the Merger, each outstanding common unit representing limited partner interests in PBFX (the “Common Units”) that is held immediately before the closing of the Merger by a holder of Common Units other than PBF Energy, PBF LLC, PBFX Holdings, PBFX or PBFX GP (such units, the “Public Common Units,” and such holders of Public Common Units, the “Public Common Unitholders”) will be converted into the right to receive: (i) 0.270 of a share of PBF Energy Class A common stock, par value $0.001 per share (the “Parent Common Stock”), and (ii) $9.25 in cash, without interest. Cash will be paid in lieu of any issuance of fractional shares of Parent Common Stock. The Common Units indirectly held by PBF Energy and the General Partner Interest (as defined in PBFX’s Third Amended and Restated Agreement of Limited Partnership, dated as of February 28, 2019 (the “Partnership Agreement”)) issued and outstanding immediately prior to the effective time of the Merger shall be unaffected by the Merger and shall remain outstanding.

The Conflicts Committee (the “Conflicts Committee”) (which consists of the three members of the Board of Directors of PBFX GP (the “GP Board”) who are independent under PBFX’s governance guidelines and the listing standards of the NYSE and who are not also executive officers or members of the PBF Energy board) of the GP Board in good faith, unanimously resolved (i) that the Merger Agreement and the Support Agreement (as defined below) and the transactions contemplated thereby, including the Merger, on the terms and conditions set forth in the Merger Agreement and the Support Agreement, are fair and reasonable to, and in the best interests of, the Public Common Unitholders and, assuming PBF Energy approves the Merger, PBFX, (ii) to approve the Merger Agreement and the Support Agreement and the transactions contemplated thereby, including the Merger, upon the terms and conditions set forth in the Merger Agreement and the Support Agreement (the foregoing constituting “Special Approval” as defined in the Partnership Agreement), (iii) to recommend that the GP Board approve (x) the Merger Agreement and the Support Agreement and the transactions contemplated thereby, including the Merger upon the terms and conditions set forth in the Merger Agreement and the Support Agreement, and (y) the execution, delivery and performance of the Merger Agreement and the Support Agreement and the transactions contemplated thereby, and (iv) to recommend to the GP Board that the GP Board (x) resolve to direct that the Merger Agreement be submitted to a vote of the holders of Common Units, and (y) recommend approval of the transactions contemplated by the Merger Agreement, including the Merger, by the holders of Common Units.

The GP Board, acting upon the approval and recommendation of the Conflicts Committee, unanimously (i) approved the Merger Agreement and the Support Agreement and the transactions contemplated thereby, including the Merger, and the execution, delivery and performance of the Merger Agreement and the Support Agreement, (ii) approved the submission of the Merger Agreement and the transactions contemplated thereby, including the Merger, to a vote of the holders of Common Units, and (iii) determined to recommend approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by the holders of Common Units.

Concurrently with the execution of the Merger Agreement, PBF Energy and PBF LLC, as the record and beneficial owner of 29,953,631 Common Units as of the date thereof, entered into a Voting and Support Agreement, dated as of the Signing Date, with PBFX (the “Support Agreement”), pursuant to which, among other things, PBF Energy agrees to cause PBF LLC, in its capacity as a limited partner of PBFX, to vote its Common Units in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger.

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to (i) with respect to PBF Energy, PBFX and PBFX GP, the conduct of business during the interim period between the execution of the Merger Agreement and the effective time of the Merger and (ii) the obligation to use reasonable best efforts to cause the Merger to be consummated.

Completion of the Merger is subject to certain customary conditions, including, among others: (i) there being no law, injunction, judgment or ruling prohibiting consummation of the transactions contemplated under the Merger Agreement or making the consummation of the transactions contemplated thereby illegal; (ii) subject to specified materiality standards, the accuracy of certain representations and warranties of the parties as of the date of execution of the Merger Agreement and as of the closing date; (iii) compliance by the parties in all material respects with their covenants and obligations under the Merger Agreement; and (iv) approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by a majority of the Common Units (inclusive of the Common Units owned by PBF LLC). Additionally, in order to complete the Merger, PBF Energy and PBF LLC will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, and the parties will file with the SEC other relevant documents, including a proxy statement and Schedule 13E-3. The SEC may review these documents and any review by the SEC may affect the timing of the completion of the Merger.

The Merger Agreement contains certain termination rights for both PBF Energy and PBFX, including, among others, (i) by PBF Energy or PBFX, if the Merger is not consummated by March 31, 2023, and (ii) by PBF Energy or PBFX, if the GP Board or the Conflicts Committee take certain actions with respect to its recommendation of the Merger prior to the partnership unitholder meeting. In the event of a termination as a result of actions with respect to the GP Board or Conflicts Committee recommendation, PBFX shall be obligated to pay PBF Energy a termination fee of $5 million. In the event of certain other terminations, a party will be obligated to pay the other party’s expenses subject to a cap of $10 million.

The closing of the transactions contemplated by the Merger Agreement are to occur on the second business day after the satisfaction or waiver of the conditions to the Merger provided in the Merger Agreement (other than the conditions that by their nature are to be satisfied at the closing of the Merger).

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1, and the terms of which are incorporated herein by reference. The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which is attached hereto as Exhibit 10.1, and the terms of which are incorporated herein by reference.

The Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated into this Item 1.01 by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Merger Agreement and is qualified in its entirety by the terms and conditions of the Merger Agreement. It is not intended to provide any other factual information about PBF Energy, PBF LLC, PBFX or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement that were made only for purposes of the Merger Agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of PBF Energy, PBF LLC, PBFX or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in PBF Energy’s, PBF LLC’s or PBFX’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Merger that will be contained in, or incorporated by reference into, the proxy statement/prospectus that the parties will be filing in connection with the Merger, as well as in the other filings that each of PBF Energy, PBF LLC and PBFX make with the SEC.

Item 5.01 Changes in Control of Registrant

The information provided in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure

On July 28, 2022, PBFX and PBF Energy issued a press release announcing the entry into the Merger Agreement. A copy of the press release covering such announcement and certain other matters is attached hereto as Exhibit 99.1.

The information in this Item 7.01 (including the exhibits referenced therein) shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as specifically identified therein as being incorporated by reference.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this Current Report on Form 8-K relating to future plans, results, performance, expectations, achievements and the like are considered “forward-looking statements” (as that term is defined under the federal securities laws). These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which may be beyond PBFX’s control, that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors and uncertainties that may cause actual results to differ include but are not limited to the risks disclosed in PBFX’s filings with the SEC, as well as the risks disclosed in our other SEC filings, risks related to the merger, including the timing to consummate the transaction, the ability to obtain the requisite PBFX unitholder approval and diversion of management time on merger-related issues; risks relating to the securities markets generally, the impact of adverse market conditions impacting PBFX’s logistics and other assets, the possibility that PBFX may not consummate any potential future acquisitions, PBFX’s plans for financing any potential future acquisitions, the duration and severity of the COVID-19 pandemic, and other risks inherent in PBFX’s business. All forward-looking statements speak only as of the date hereof. PBFX undertakes no obligation to revise or update any forward-looking statements except as may be required by applicable law.

NO OFFER OR SOLICITATION

This report is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, PBF Energy will file with the SEC a registration statement on Form S-4, which will include a prospectus of PBF Energy and a proxy statement of PBFX. Each of PBF Energy, PBF LLC and PBFX may also file other documents with the SEC regarding the proposed transaction. PBFX will mail the proxy statement/prospectus to its unitholders. This document is not a substitute for any prospectus, proxy statement or any other document which PBF Energy, PBF LLC or PBFX may file with the SEC in connection with the proposed transaction. Investors and equityholders of PBF Energy and PBFX are advised to carefully read the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction (when they become available), free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from PBF Energy’s website (www.pbfenergy.com) under the tab “Investors” and then under the heading “SEC Filings.” You may also obtain these documents, free of charge, from PBFX’s website (www.pbflogistics.com) under the tab “Financial Information” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE SOLICITATION

PBF Energy, PBF LLC, PBFX, PBFX GP and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from PBFX unitholders in favor of the proposed transaction and related matters. Information regarding the persons who may under the rules of the SEC, be deemed participants in the solicitation of PBFX unitholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about PBF Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 13, 2022. You can find information about PBFX’s executive officers and directors in its annual report on Form 10-K filed with the SEC on February 17, 2022. Additional information about PBF Energy’s executive officers and directors and PBFX’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated July 27, 2022, by and among PBF Energy Inc., PBF Energy Company LLC, PBFX Holdings Inc., Riverlands Merger Sub LLC, PBF Logistics LP and PBF Logistics GP LLC

10.1	Voting and Support Agreement, dated July 27, 2022, by and among PBF Energy Inc., PBF Energy Company LLC and PBF Logistics LP

99.1	Joint Press Release dated July 28, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PBF Logistics LP
	By:	PBF Logistics GP LLC, its general partner

Date: July 28, 2022	By:	/s/ Trecia Canty
Trecia Canty
Authorized Officer

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

DATED AS OF JULY 27, 2022

BY AND AMONG

PBF ENERGY INC.,

PBF ENERGY COMPANY LLC,

RIVERLANDS MERGER SUB LLC,

PBFX HOLDINGS INC.

PBF LOGISTICS LP

AND

PBF LOGISTICS GP LLC

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 27, 2022 (the “Execution Date”), is by and among PBF Energy Inc., a Delaware corporation (“Parent”), PBF Energy Company LLC, a Delaware limited liability company and Subsidiary of Parent (“PBF LLC”), Riverlands Merger Sub LLC, a Delaware limited liability company and wholly owned Subsidiary of PBF LLC (“Merger Sub”), PBFX Holdings Inc., a Delaware corporation and wholly owned Subsidiary of PBF LLC (“HoldCo”), PBF Logistics LP, a Delaware limited partnership (“Partnership”), and PBF Logistics GP LLC, a Delaware limited liability company and the general partner of Partnership (“Partnership GP”). Certain capitalized terms used in this Agreement are defined in Article I.

W I T N E S S E T H:

WHEREAS, the parties hereto desire to effectuate a strategic business combination by means of a merger of Merger Sub with and into the Partnership, with Partnership surviving the Merger, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in anticipation of the Merger, PBF LLC has formed HoldCo and Merger Sub;

WHEREAS, the Conflicts Committee (the “GP Conflicts Committee”) of the Board of Directors of Partnership GP (the “GP Board”), in good faith, unanimously resolved (i) that this Agreement and the Support Agreement and transactions contemplated hereby and thereby, including the Merger, on the terms and conditions set forth herein and therein, are fair and reasonable to, and in the best interests of, the Partnership Unaffiliated Unitholders and, assuming approval by Parent of the Merger, Partnership, (ii) to approve this Agreement and the Support Agreement and the transactions contemplated hereby and thereby, including the Merger, upon the terms and conditions set forth in this Agreement and the Support Agreement (the foregoing constituting Special Approval (as defined in the Partnership Agreement)), (iii) to recommend that the GP Board approve (x) this Agreement and the Support Agreement and the transactions contemplated hereby and thereby, including the Merger, upon the terms and conditions set forth herein and therein, and (y) the execution, delivery and performance of this Agreement and the Support Agreement and the transactions contemplated hereby and thereby, and (iv) to recommend to the GP Board that the GP Board (x) resolve to direct that this Agreement be submitted to a vote of the Common Unitholders, and (y) recommend approval of the transactions contemplated by this Agreement, including the Merger, by the Common Unitholders;

WHEREAS, the GP Board, acting upon the approval and recommendation of the GP Conflicts Committee, unanimously (i) approved this Agreement and the Support Agreement and the transactions contemplated hereby and thereby, including the Merger, and the execution, delivery and performance of this Agreement and the Support Agreement, (ii) approved the submission of this Agreement and the transactions contemplated hereby, including the Merger, to a vote of the Common Unitholders, and (iii) determined to recommend approval of this Agreement and the transactions contemplated hereby, including the Merger, by the Common Unitholders;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) unanimously approved this Agreement and the Support Agreement and the transactions contemplated hereby and thereby, including the Merger and the issuance of Parent Shares pursuant to the Merger (the “Parent Stock Issuance”), and the execution, delivery and performance of this Agreement and the Support Agreement;

WHEREAS, Parent, in its capacity as the Managing Member of PBF LLC, unanimously approved this Agreement and the Support Agreement and the transactions contemplated hereby and thereby, including the Merger, and the execution, delivery and performance of this Agreement and the Support Agreement;

WHEREAS, PBF LLC, in its capacity as the sole member of Merger Sub, unanimously approved this Agreement and the transactions contemplated hereby and thereby, including the Merger, and the execution, delivery and performance of this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Partnership’s willingness to enter into this Agreement, Parent, as the beneficial owner, and PBF LLC, as the record owner, of 29,953,631 Common Units, are entering into a support agreement with Partnership (the “Support Agreement”), pursuant to which and subject to the terms and conditions thereof, Parent has agreed to cause PBF LLC, in its capacity as a limited partner of Partnership, to vote its Common Units in favor of this Agreement and the transactions contemplated hereby, including the Merger.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound, the parties agree as follows:

ARTICLE I

DEFINED TERMS; CONSTRUCTION

Section 1.1    Definitions.

(a)    As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person (which, in the case of a publicly traded master limited partnership, such as Partnership, means such power and authority with respect to the general partner thereof), whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise; provided, however, that, except where otherwise expressly provided, for purposes of this Agreement, none of Partnership, Partnership GP and their respective Subsidiaries, on the one hand, and Parent and all of its other Subsidiaries (including PBF LLC, Merger Sub and HoldCo), on the other hand, shall be considered Affiliates with respect to each other.

“Antitrust Laws” means the Sherman Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act, as amended, in each case including the rules and regulations promulgated thereunder, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Average Closing Price” means, as of any date, the average of the closing sale prices of a Parent Share as reported on the NYSE for the ten (10) consecutive full trading days (in which such Parent Shares are traded on the NYSE) ending at the close of trading on the full trading day immediately preceding such date.

“Balance Sheet Date” means March 31, 2022.

“Business Day” means any day on which commercial banks are generally open for business in New York, New York other than a Saturday, a Sunday or a day observed as a holiday in New York, New York under the Laws of the State of New York or the federal Laws of the United States of America.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Common Unit” has the meaning set forth in the Partnership Agreement.

“Common Unitholder” means a holder of Common Units.

“DER” means a distribution equivalent right.

“DER Account” has the meaning set forth in the Partnership LTIP.

“DLLCA” means the Delaware Limited Liability Company Act.

“DRULPA” means the Delaware Revised Uniform Limited Partnership Act.

“Environmental Laws” means any Law relating to (i) pollution, the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or workplace health or occupational safety, or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as in effect at the date of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“GAAP” means generally accepted accounting principles in the United States.

“General Partner Interest” has the meaning set forth in the Partnership Agreement.

“Governmental Authority” means any government, court, arbitrator, regulatory or administrative agency, commission or authority or other governmental instrumentality, whether federal, state, local, tribal, provincial, municipal, domestic, foreign or multinational.

“Hazardous Substance” means any substance, material or waste that is listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar meaning under any applicable Environmental Law, or that is otherwise regulated by any Governmental Authority with jurisdiction over the environment, natural resources, or workplace health or occupational safety, including without limitation petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indemnified Person” means any person who is now, or has been or becomes at any time prior to the Effective Time, an officer, director or employee of Parent, Partnership, Partnership GP, PBF LLC or any of their respective Subsidiaries and also with respect to any such person, in their capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (whether or not such other entity or enterprise is affiliated with Partnership) serving at the request of or on behalf of Parent, Partnership, Partnership GP, PBF LLC or any of their respective Subsidiaries and together with such person’s heirs, executors or administrators.

“Intervening Event” means a material event, fact or circumstance, development or occurrence that is not known or reasonably foreseeable to or by the GP Board or the GP Conflicts Committee, as the case may be, as of the date of this Agreement, which event, fact, circumstance, development or occurrence becomes known to or by the GP Board or the GP Conflicts Committee, as the case may be, prior to the Partnership Unitholder Meeting.

“Knowledge” means (a) with respect to Parent and its Subsidiaries, the actual knowledge of each of the individuals listed in Schedule 1.1(a), and (b) with respect to Partnership and its Subsidiaries, the actual knowledge of each of the individuals listed in Schedule 1.1(b).

“Limited Partner Interests” has the meaning set forth in the Partnership Agreement.

“Material Adverse Effect” means, when used with respect to a Person, any change, condition, circumstance, effect, development, state of facts, event or occurrence that, individually or in the aggregate, (x) has had or would reasonably be expected to have a material adverse effect on the business, operations, assets, condition (financial or otherwise) or results of operations of such Person and its Subsidiaries, taken as a whole, or (y) prevents or materially impedes, interferes with or hinders a party’s ability to consummate the transactions contemplated by this Agreement, including the Merger and the Parent Stock Issuance, on or before the Outside Date; provided, however, that with respect to the immediately preceding clause (x), any adverse changes, conditions, circumstances, effects, developments, states of facts, events or occurrences arising out of or resulting from or due to any of the following shall be disregarded in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (i) changes, conditions, effects, events or occurrences generally affecting the United States or global economy, the financial, credit, debt, securities or other capital markets or political, legislative or regulatory conditions or changes in the industries in which such Person operates; (ii) the announcement or pendency of this Agreement or the transactions contemplated by this Agreement or, except specifically for purposes of the representations and warranties made by the applicable parties in Section 4.3(b) and Section 5.3(b) and the satisfaction of the closing conditions set forth in Section 7.2(a) and Section 7.3(a) with respect to such representations and warranties, the taking of any action expressly permitted or expressly contemplated by this Agreement; (iii) any change in the market price or trading volume of limited partner interests, shares of common stock or other equity securities of such Person or the credit rating of such Person (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect); (iv) acts of war, terrorism (including domestic terrorism or cyberterrorism) or other hostilities (or the escalation of the foregoing), whether or not pursuant to the declaration of a national emergency or war, hacking, ransomware or any other electronic attack, pandemics (including the COVID-19 pandemic or any health conditions related thereto), epidemics or natural disasters or other force majeure events; (v) changes in any applicable Laws or regulations applicable to such Person or applicable accounting regulations or principles or the interpretation thereof; (vi) any legal proceedings commenced by or involving any current or former member, partner or stockholder of such Person or any of its Subsidiaries (or in the case of Parent, Partnership) (on their own or on behalf of such Person or any of its Subsidiaries or in the case of Parent, Partnership) arising out of or related to this Agreement or the transactions contemplated by this Agreement; (vii) changes, effects, events or occurrences generally affecting the prices of oil, gas, natural gas or natural gas liquids; (viii) any failure of a Person to meet any internal or external projections, budgets, forecasts or estimates of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect), and (ix) with respect to Parent only, any effect to the extent resulting from a change, condition, circumstance, effect, development, state of facts, event or occurrence that has a Material Adverse Effect on the Partnership and its Subsidiaries; provided, however, that changes, effects, events or occurrences referred to in clauses (i), (iv), (v) and (vii) above shall be considered for purposes of determining whether there has been or would reasonably be expected to be a Material Adverse Effect if and to the extent such changes, conditions, circumstances, effects, developments, state of facts, events or occurrences has had or would reasonably be expected to have a disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, as compared to other companies of similar size operating in the industries and in the geographic markets in which such Person and its Subsidiaries operate, in which case only the incremental disproportionate adverse effect of such changes, conditions, circumstances, effects, developments, state of facts, events or occurrences shall be taken into account for the purpose of determining whether a Material Adverse Effect has occurred.

“NYSE” means the New York Stock Exchange.

“Organizational Documents” means any charter, certificate of incorporation, articles of association, bylaws, operating agreement, agreement of limited partnership, limited liability company agreement or similar formation or governing documents and instruments.

“Outstanding” has the meaning set forth in the Partnership Agreement.

“Parent Class B Stock” means the Class B Common Stock of Parent, par value $0.001 per share.

“Parent Common Stock” means the Class A Common Stock of Parent, par value $0.001 per share.

“Parent Entities” means each of Parent, PBF LLC, Merger Sub and HoldCo.

“Parent Expenses” means an amount in cash equal to the reasonably documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by Parent and its Affiliates in connection with this Agreement and the transactions contemplated hereby up to a maximum amount of $10,000,000.

“Parent Material Contract” means any Contract (whether written or oral) that would be required to be filed with the SEC by Parent as an exhibit under Item 601(b)(10) of Regulation S-K.

“Parent Shares” means shares of Parent Common Stock.

“Parent Stockholders” means the holders of the (i) outstanding Parent Shares, and (ii) outstanding shares of Parent Class B Stock.

“Parent Termination Fee” means an amount in cash equal to $5,000,000.

“Partnership Agreement” means the Third Amended and Restated Agreement of Limited Partnership of Partnership, dated as of February 13, 2019, as amended or supplemented from time to time.

“Partnership Benefit Plans” means any “employee benefit plans” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, or any other plans, programs, policies, agreements or other arrangements providing for cash or equity or equity-based, employment, retention, change of control, health, medical, dental, disability, accident, life insurance, vacation, severance, retirement, pension, savings, termination or other employee benefits sponsored, maintained or contributed to, or required to be contributed to, by Partnership.

“Partnership Credit Facility” means the Amended and Restated Revolving Credit Agreement, dated July 30, 2018 among the Partnership, Wells Fargo Bank, National Association, as administrative agent and the lender syndicate thereto, as amended, restated or replaced from time to time.

“Partnership Expenses” means an amount in cash equal to the reasonably documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by Partnership, Partnership GP and their respective controlled Affiliates in connection with this Agreement and the transactions contemplated hereby up to a maximum amount of $10,000,000.

“Partnership GP LLC Agreement” means the First Amended and Restated Limited Liability Company Agreement of Partnership GP, dated May 14, 2014, as amended or supplemented from time to time.

“Partnership Interest” has the meaning set forth in the Partnership Agreement.

“Partnership LTIP” means the PBF Logistics LP 2014 Long-Term Incentive Plan, as amended.

“Partnership Phantom Unit” means a “Phantom Unit” as defined in the Partnership LTIP.

“Partnership Unaffiliated Unitholders” means Common Unitholders other than Parent, PBF LLC, HoldCo, Partnership, Partnership GP or their Affiliates.

“Permits” means franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Proceeding” shall mean any actual or threatened claim (including a claim of a violation of Law), action, audit, demand, suit, proceeding, investigation or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative, arbitral or otherwise and whether or not such claim, action, audit, demand, suit, proceeding, investigation or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Public Common Units” means the Outstanding Common Units other than the Common Units held directly or indirectly by Parent, PBF LLC, HoldCo, Partnership, Partnership GP or their Affiliates.

“Release” means any release, spill, emission, leaking, pumping, pouring, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substances into or through the indoor or outdoor environment or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, or groundwater.

“Rights” means, with respect to any Person, (a) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating such Person (or the general partner of such Person) to issue, transfer or sell, or to cause the issuance, transfer or sale of, any partnership or other equity interest of such Person or any of its Subsidiaries or any securities convertible into or exchangeable for such partnership interests or equity interests, or (b) contractual obligations of such Person (or the general partner of such Person) to repurchase, redeem or otherwise acquire, or to cause the repurchase, redemption or other acquisition of, any partnership interest or other equity interest in such Person or any of its Subsidiaries or any such securities or agreements listed in clause (a) of this definition.

“SEC” means the United States Securities and Exchange Commission.

“Subsidiary” when used with respect to any Person, means any Person of which securities or other ownership interests representing more than fifty percent (50%) of the equity or more than fifty percent (50%) of the ordinary voting power (or, in the case of a partnership, more than fifty percent (50%) of the general partner interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such party; provided, however, that, except where otherwise expressly provided, for the purposes of this Agreement, Partnership, Partnership GP and their Subsidiaries shall not be considered Subsidiaries of Parent.

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under state or federal Law and any similar provision incorporated into an Organizational Document.

“Tax” or “Taxes” means all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any Governmental Authority, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and state income taxes), gross receipts taxes, net proceeds taxes, alternative or add-on minimum taxes, sales taxes, use taxes, real property gains or transfer taxes, ad valorem taxes, property taxes, value-added taxes, franchise taxes, production taxes, severance taxes, windfall profit taxes, withholding taxes, payroll taxes, employment taxes, excise taxes and other obligations of the same or similar nature to any of the foregoing.

“Tax Return” means all reports, estimates, declarations of estimated Tax, information statements and returns relating to, or required to be filed in connection with, any Taxes, including information returns or reports with respect to backup withholding and other payments to third parties.

The following terms are defined in the section of this Agreement set forth after such term below:

Term	Section
Affiliate	1.1(a)
Agreement	Preamble
Antitrust Laws	1.1(a)
Average Closing Price	1.1(a)
Balance Sheet Date	1.1(a)
Book-Entry Units	3.1(d)
Business Day	1.1(a)
Cash Consideration	3.1(a)
Certificate	3.1(d)
Certificate of Merger	2.3
Closing	2.2
Closing Date	2.2
Code	1.1(a)
Common Unit	1.1(a)
Confidentiality Agreement	6.6
Contract	4.3(b)
DER	1.1(a)
DER Account	1.1(a)
DLLCA	1.1(a)
DRULPA	1.1(a)
PBF LLC	Preamble
Effective Time	2.3
Enforceability Exceptions	4.3(a)
Environmental Laws	1.1(a)
ERISA	1.1(a)
ERISA Affiliate	1.1(a)
Exchange Act	4.4
Exchange Agent	3.2(a)
Exchange Fund	3.2(b)
Exchange Ratio	3.1(a)
Execution Date	Preamble
GAAP	1.1(a)
General Partner Interest	1.1(a)
Governmental Authority	1.1(a)
GP Board	Recitals
GP Conflicts Committee	Recitals
GP Conflicts Committee Financial Advisor	4.14
Hazardous Substance	1.1(a)
HoldCo	Preamble
HSR Act	1.1(a)
Indemnified Person	1.1(a)
Intervening Event	1.1(a)
Intellectual Property Rights	5.14
Knowledge	1.1(a)
Law or Laws	4.8(a)
Liens	4.1(c)
Limited Partner Interests	1.1(a)
Material Adverse Effect	1.1(a)
Merger	2.1

Merger Consideration	3.1(a)
Merger Sub	Preamble
Multiemployer Plan	5.11
NYSE	1.1(a)
Organizational Documents	1.1(a)
Outside Date	8.1(b)(i)
Outstanding	1.1(a)
Parent	Preamble
Parent Board	Recitals
Parent Class B Stock	1.1(a)
Parent Common Stock	1.1(a)
Parent Disclosure Schedule	Article V
Parent Entities	1.1(a)
Parent Expenses	1.1(a)
Parent Material Adverse Effect	5.1(a)
Parent Material Contract	1.1(a)
Parent Permits	5.8(b)
Parent SEC Documents	5.5(a)
Parent Shares	1.1(a)
Parent Stock Issuance	Recitals
Parent Stockholders	1.1(a)
Parent Termination Fee	1.1(a)
Partnership	Preamble
Partnership Adverse Recommendation Change	6.3(a)
Partnership Agreement	1.1(a)
Partnership Benefit Plan	1.1(a)
Partnership Board Recommendation	6.1(b)
Partnership Credit Facility	1.1(a)
Partnership Disclosure Schedule	Article IV
Partnership Environmental Permits	4.13
Partnership Expenses	1.1(a)
Partnership GP	Preamble
Partnership GP LLC Agreement	1.1(a)
Partnership Interest	1.1(a)
Partnership LTIP	1.1(a)
Partnership Material Adverse Effect	4.1(a)
Partnership Material Contract	4.11(a)
Partnership Notice Period	6.3(b)(ii)
Partnership Phantom Unit	1.1(a)
Partnership Phantom Unit Award	3.6(a)
Partnership SEC Documents	Article IV
Partnership Unaffiliated Unitholders	1.1(a)
Partnership Unitholder Approval	7.1(a)
Partnership Unitholder Meeting	6.1(b)
Permits	1.1(a)
Person	1.1(a)

Proceeding	1.1(a)
Proxy Statement	4.4
Public Common Units	1.1(a)
Registration Statement	4.9
Representatives	6.3(a)
Restraints	7.1(c)
Release	1.1(a)
Rights	1.1(a)
Sarbanes-Oxley Act	4.5(c)
Schedule 13E-3	4.9
SEC	1.1(a)
Securities Act	4.1(c)
Stock Consideration	3.1(a)
Stock Threshold	3.2(k)
Subsidiary	1.1(a)
Support Agreement	Recitals
Surviving Entity	2.1
Takeover Statue	1.1(a)
Tax or Taxes	1.1(a)
Tax Return	1.1(a)
Willful Breach	8.2

Section 1.2    Interpretation. Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions:

(a)    the words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion, article, section, subsection or other subdivision of this Agreement in which any such word is used;

(b)    examples are not to be construed to limit, expressly or by implication, the matter they illustrate;

(c)    the word “including” and its derivatives means “including, without limitation,” and is a term of illustration and not of limitation;

(d)    all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings;

(e)    the word “or” is not exclusive and has the inclusive meaning represented by the phrase “and/or”;

(f)    a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(g)    all references to prices, values or monetary amounts refer to United States dollars;

(h)    the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or thing extends, and such phrase shall not mean simply “if”;

(i)    each covenant, term and provision of this Agreement will be construed simply according to its fair meaning; prior drafts of this Agreement or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement will not be used as an aid of construction or otherwise constitute evidence of the intent of the parties and no presumption or burden of proof will arise favoring or disfavoring any party hereto by virtue of such prior drafts;

(j)    wherever used herein, any pronoun or pronouns will be deemed to include both the singular and plural and to cover all genders;

(k)    this Agreement has been jointly prepared by the parties, and this Agreement will not be construed against any Person as the principal draftsperson of this Agreement or thereof and no consideration may be given to any fact or presumption that any party had a greater or lesser hand in drafting this Agreement;

(l)    the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement;

(m)    any references herein to a particular Section, Article or Schedule means a Section or Article of, or Schedule to, this Agreement unless otherwise expressly stated herein;

(n)    the Schedules attached hereto are incorporated herein by reference and will be considered part of this Agreement;

(o)    unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis;

(p)    all references to days mean calendar days unless otherwise provided; and

(q)    all references to time mean New York, New York time.

ARTICLE II

THE MERGER

Section 2.1    The Merger and Surviving Entity. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DRULPA and the DLLCA, at the Effective Time, Merger Sub shall merge with and into Partnership (the “Merger”), the separate existence of Merger Sub will cease and Partnership shall survive and continue to exist as a Delaware limited partnership and the surviving entity in the Merger (sometimes being referred to herein as the “Surviving Entity”).

Section 2.2    Closing. Subject to the provisions of Article VII, the closing of the Merger (the “Closing”) shall take place at the offices of Hunton Andrews Kurth LLP, 200 Park Avenue, New York, New York 10166 at 10:00 A.M., New York, New York time, on the second (2nd) Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other place, date and time as Partnership and Parent shall agree. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 2.3    Effective Time. Subject to the provisions of this Agreement, at the Closing, the parties will cause a certificate of merger, executed in accordance with the relevant provisions of the Partnership Agreement, the DRULPA and the DLLCA (the “Certificate of Merger”), to be duly filed with the Secretary of State of the State of Delaware. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by Partnership and Parent in writing and specified in the Certificate of Merger (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 2.4    Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Partnership Agreement and the applicable provisions of the DRULPA and the DLLCA.

Section 2.5    Organizational Documents of the Surviving Entity. At the Effective Time, (a) the certificate of limited partnership of Partnership as in effect immediately prior to the Effective Time shall remain unchanged and shall be the certificate of limited partnership of the Surviving Entity from and after the Effective Time, until duly amended in accordance with applicable Law, and (b) the Partnership Agreement as in effect immediately prior to the Effective Time shall remain unchanged and shall be the agreement of limited partnership of the Surviving Entity from and after the Effective Time until duly amended in accordance with the terms thereof and applicable Laws, in each case, consistent with the obligations set forth in Section 6.7. The name of the Surviving Entity shall be “PBF Logistics LP.”

Section 2.6    Directors and Officers of Partnership GP. Immediately prior to the Effective Time, Partnership GP shall use its reasonable best efforts to deliver to Parent the resignation of each officer of Partnership GP and each member of the GP Board, unless otherwise directed by Parent, in its sole discretion. Immediately following the Effective Time, unless determined otherwise by Parent, in its sole discretion, PBF LLC shall cause (a) the directors of Merger Sub serving immediately prior to the Effective Time to become the directors of Partnership GP until the earlier of their respective death, resignation or removal or the time at which their respective successors are duly elected or appointed and qualified, and (b) the officers of Merger Sub serving immediately prior to the Effective Time to become the officers of Partnership GP until the earlier of their respective death, resignation or removal or the time at which their respective successors are duly elected or appointed and qualified.

ARTICLE III

MERGER CONSIDERATION; EXCHANGE PROCEDURES

Section 3.1    Effect of the Merger on Equity Securities. Subject to the provisions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, PBF LLC, Merger Sub, HoldCo, Partnership, Partnership GP or any holder of Parent securities or Partnership securities:

(a)    Merger Consideration. Subject to Section 3.1(c), Section 3.2(h) and Section 3.4, each Public Common Unit issued and outstanding as of immediately prior to the Effective Time shall be converted into the right to receive: (i) 0.270 (the “Exchange Ratio”) of a Parent Share (“Stock Consideration”); (ii) $9.25 in cash, without interest (the “Cash Consideration” and together with the Stock Consideration, the “Merger Consideration”); (iii) any dividends or other distributions to which the holder thereof becomes entitled to upon the surrender of such Public Common Units in accordance with Section 3.2(g); and (iv) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.2(h).

(b)    Equity of Merger Sub. The limited liability company interests in Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into a number of Common Units of the Surviving Entity equal to the number of Common Units converted into the right to receive the Merger Consideration pursuant to Section 3.1(a), and (i) PBF LLC or its designated Affiliate shall own ninety-nine percent (99%) of the such Common Units of the Surviving Entity and be admitted as, or continue as, a limited partner of the Surviving Entity, and (ii) HoldCo shall own one percent (1%) of such Common Units of the Surviving Entity and be admitted as, or continue as, a limited partner of the Surviving Entity. At the Effective Time, the books and records of Partnership shall be revised to reflect the conversion into the right to receive the Merger Consideration of all Public Common Units, and Partnership (as the Surviving Entity) shall continue without dissolution.

(c)    Treatment of Partnership Interests Owned by Partnership, Parent or their Respective Subsidiaries.

(i)    At the Effective Time, all Common Units that are owned immediately prior to the Effective Time by Partnership or its Subsidiaries shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange for such canceled Common Units.

(ii)    All Partnership Interests, including any (i) General Partner Interest, (ii) Common Units, and (iii) other Limited Partner Interests, that are owned immediately prior to the Effective Time by Parent, PBF LLC, HoldCo, Partnership, Partnership GP or their Affiliates, and not canceled pursuant to Section 3.1(c)(i) shall, in each case, remain outstanding as partnership interests in the Surviving Entity, unaffected by the Merger, and shall not be converted into Merger Consideration.

(d)    Certificates. As of the Effective Time, all Common Units converted into the right to receive the Merger Consideration pursuant to Section 3.1(a) shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such Common Units (a “Certificate”) or non-certificated Common Units represented in book-entry form immediately prior to the Effective Time (“Book-Entry Units”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, any dividends or other distributions to which such holder is entitled pursuant to Section 3.2(g) and cash in lieu of any fractional shares to which such holder is entitled pursuant to Section 3.2(h), in each case to be issued or paid in consideration therefor upon surrender of such Certificate or Book-Entry Unit in accordance with Section 3.2(c), without interest.

Section 3.2    Exchange of Certificates.

(a)    Exchange Agent. Prior to the Closing Date, Parent shall appoint an exchange agent reasonably acceptable to Partnership (the “Exchange Agent”) for the purpose of exchanging Certificates and Book-Entry Units for the Merger Consideration and paying any dividends or other distributions to which a Common Unitholder is entitled pursuant to Section 3.2(g) and any cash in lieu of any fractional shares to which such holder is entitled pursuant to Section 3.2(h). As promptly as practicable after the Effective Time, Parent will send, or will cause the Exchange Agent to send, to each holder of record of Common Units as of the Effective Time whose Common Units were converted into the right to receive the Merger Consideration, a letter of transmittal (which shall specify that, with respect to certificated Common Units, the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof pursuant to Section 3.2(i)) to the Exchange Agent) in such customary forms as Partnership and Parent may reasonably agree, including, as applicable, instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof pursuant to Section 3.2(i)) and Book-Entry Units to the Exchange Agent in exchange for the Merger Consideration, cash in lieu of any fractional shares payable pursuant to Section 3.2(h) and any dividends or distributions pursuant to Section 3.2(g).

(b)    Deposit. On or prior to the Closing Date, Parent shall cause to be deposited with the Exchange Agent, in trust for the benefit of the Common Unitholders whose Common Units will be converted into the right to receive the Merger Consideration at the Effective Time: (i) certificates representing Parent Shares to be issued as Stock Consideration (or make appropriate alternative arrangements if uncertificated Parent Shares represented in book-entry form will be issued), payable upon due surrender of the Certificates (or affidavits of loss in lieu thereof pursuant to Section 3.2(i) with respect to certificated Common Units) or Book-Entry Units pursuant to the provisions of this Article III, (ii) cash sufficient to pay the aggregate amounts of Cash Consideration contemplated under Section 3.1(a), and (iii) any cash sufficient to make payments in lieu of any fractional shares payable pursuant to Section 3.2(h). Following the Effective Time, Parent agrees to make available to the Exchange Agent, from time to time as needed, cash or other consideration as applicable sufficient to pay any dividends and other distributions pursuant to Section 3.2(g), with both a record and payment date after the Effective Time and prior to the surrender of the Common Units in exchange for Parent Shares. Such cash and Parent Shares, together with any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 3.2(b), are referred to collectively in this Agreement as the “Exchange Fund.” The Exchange Agent shall, pursuant to irrevocable instructions delivered by Parent at or prior to the Effective Time, deliver the Merger Consideration contemplated to be issued or paid pursuant to this Article III out of the Exchange Fund. The Exchange Fund shall not be used for any purpose other than to pay such Merger Consideration, cash in lieu of any fractional shares payable pursuant to Section 3.2(h) and any dividends and other distributions pursuant to Section 3.2(g).

(c)    Exchange. Each Common Unitholder whose Common Units have been converted into the right to receive the Merger Consideration, upon delivery to the Exchange Agent of a properly completed letter of transmittal, duly executed and completed in accordance with the instructions thereto, and surrender of a Certificate (or affidavit of loss in lieu thereof pursuant to Section 3.2(i) with respect to certificated Common Units) or Book-Entry Units and such other documents as may reasonably be required by the Exchange Agent (including with respect to Book-Entry Units), shall be entitled to receive in exchange therefor (i) the number of Parent Shares representing, in the aggregate, the whole number of Parent Shares that such holder has the right to receive in accordance with the provisions of this Article III, (ii) a check in the amount of the sum of the Cash Consideration into which the Common Units held by such holder have been converted in accordance with Section 3.1(a) and cash in lieu of any fractional shares payable pursuant to Section 3.2(h) and (iii) such dividends or other distributions as such holder has the right to receive pursuant to Section 3.2(g). Each Common Unitholder whose Common Units were converted into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration into which such Common Units have been converted pursuant to Section 3.1(a) in respect of Common Units represented by a Certificate or Book-Entry Units, any cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 3.2(h), and any dividends or other distributions pursuant to Section 3.2(g) upon: (i) surrender to the Exchange Agent of a Certificate (or affidavit of loss in lieu thereof pursuant to Section 3.2(i) with respect to certificated Common Units), or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of Book-Entry Units; in each case, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the surrender or transfer of any Certificate or Book-Entry Unit. Upon payment of the Merger Consideration pursuant to the provisions of this Article III, each Certificate or Certificates or Book-Entry Unit or Book-Entry Units so surrendered or transferred, as the case may be, shall immediately be canceled.

(d)    Other Payees. If any cash payment is to be made to a Person other than the Person in whose name the applicable surrendered Certificate or Book-Entry Unit is registered, it shall be a condition of such payment that the Person requesting such payment shall pay any transfer or other similar Taxes required by reason of the making of such cash payment to a Person other than the registered holder of the surrendered Certificate or Book-Entry Unit or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate or Book-Entry Unit is registered, it shall be a condition to the registration thereof that the surrendered Certificate, if applicable, shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such delivery of the Merger Consideration shall pay to the Exchange Agent any transfer or other similar Taxes required as a result of such registration in the name of a Person other than the registered holder of such Certificate, or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e)    No Further Transfers. From and after the Effective Time, there shall be no further registration on Partnership’s books of any transfers of Common Units converted into the right to receive the Merger Consideration. From and after the Effective Time, the holders of Certificates or Book-Entry Units representing Common Units converted into the right to receive the Merger Consideration which were outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Common Units, except as otherwise provided in this Agreement or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Units are presented to the Exchange Agent or Parent, they shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article III.

(f)    Investment of Exchange Fund; Termination of Exchange Fund. Until disbursed in accordance with the terms and conditions of this Agreement, the cash in the Exchange Fund will be invested by the Exchange Agent, as directed by Parent. No losses with respect to any investments of the Exchange Fund will affect the amounts payable to the holders of Certificates or Book-Entry Units. Any income from investment of the Exchange Fund will be payable to Parent on demand. Any portion of the Exchange Fund that remains unclaimed by the Common Unitholders converted into the right to receive the Merger Consideration twelve (12) months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged his, her or its Common Units for the Merger Consideration in accordance with this Section 3.2 prior to that time shall thereafter look only to Parent for delivery of the Merger Consideration, the payment of cash in lieu of any fractional shares payable pursuant to Section 3.2(h) and the payment of any dividends and other distributions pursuant to Section 3.2(g) in respect of such holder’s Common Units. Notwithstanding the foregoing, Parent, Merger Sub, HoldCo, Partnership and Partnership GP shall not be liable to any Common Unitholder for any Merger Consideration or other amount duly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any Merger Consideration remaining unclaimed by Common Unitholders immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of any claims or interest of any Person previously entitled thereto.

(g)    Dividends and Distributions. No dividends or other distributions with respect to Parent Shares issued in the Merger shall be paid to the holder of any unsurrendered Certificates or Book-Entry Units until such Certificates or Book-Entry Units are surrendered as provided in this Section 3.2. Following such surrender, subject to the effect of escheat, Tax or other applicable Law, there shall be paid, without interest, to the record holder of the Parent Shares, if any, issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of any such Parent Shares with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such Parent Shares with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of Parent Shares, all Parent Shares to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time. To the extent applicable, each Public Common Unit immediately prior to the Effective Time shall have continued rights to receive any distribution, without interest, with respect to such Common Units with a record date occurring prior to the Effective Time that may have been declared by Partnership GP or made by Partnership with respect to such Public Common Units in accordance with the terms of the Partnership Agreement and this Agreement, as applicable, and that remain unpaid as of the Effective Time. Any distributions by Partnership are not part of the Merger Consideration and shall be paid in accordance with the terms of this Agreement to such holders or former Common Unitholders, as applicable.

(h)    No Fractional Shares. No certificates or scrips representing fractions of a Parent Share will be issued upon the surrender of Common Units outstanding immediately prior to the Effective Time in accordance with Section 3.2(c), and such fractional share interests will not entitle the owner thereof to vote or to have any rights as a holder of any Parent Shares. Notwithstanding any other provision of this Agreement, each Common Unitholder whose Common Units were converted into the right to receive the Merger Consideration in the Merger who would otherwise have been entitled to receive a fraction of a Parent Share (after taking into account all Common Units exchanged by such holder) will receive, in lieu thereof, cash (without interest and rounded up to the nearest whole cent) in an amount equal to the product of (i) the Average Closing Price as of the Closing Date and (ii) the fraction of a Parent Share that such holder would otherwise be entitled to receive pursuant to this Article III. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interest, Parent shall, upon notification of such amounts from the Exchange Agent, cause the Exchange Agent to forward payments to such holders of fractional interests subject to an in accordance with the terms of this Agreement. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional Parent Shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional Parent Shares.

(i)    Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the Common Units represented by such Certificate as contemplated by this Article III and pay cash in lieu of any fractional shares payable pursuant to Section 3.2(h) and any dividends and other distributions pursuant to Section 3.2(g).

(j)    Withholding Rights. Parent, PBF LLC, Merger Sub, HoldCo, the Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, without duplication, such amounts, which may include shares of Parent Common Stock, as Parent, PBF LLC, Merger Sub, HoldCo, the Surviving Entity or the Exchange Agent reasonably deems to be required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Authority by Parent, PBF LLC, Merger Sub, HoldCo, the Surviving Entity or the Exchange Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made by Parent, PBF LLC, Merger Sub, HoldCo, the Surviving Entity or the Exchange Agent, as the case may be.

(k)    Stock Adjustment. If the aggregate number of Parent Shares to be issued in connection with the Merger would exceed nineteen and nine-tenths percent (19.9%) of the issued and outstanding Parent Shares immediately prior to the Effective Time (the “Stock Threshold”), (A) the Exchange Ratio will be reduced to the minimum extent necessary (rounded down to the nearest one-thousandth) such that the aggregate number of Parent Shares to be issued in the Merger does not exceed the Stock Threshold and (B) the Cash Consideration for all purposes under this Agreement will be increased on a per-share basis by an amount equal to $31.14, multiplied by the different between the initial Exchange Ratio and the Exchange Ratio as determined in accordance with this Section 3.2(k) (rounded down to the nearest one-hundredth of a cent).

Section 3.3    Post-Effective Amendments. As soon as practicable following the Effective Time, Partnership shall file a post-effective amendment to the Form S-8 registration statements filed by Partnership on May 15, 2014 and July 31, 2019 deregistering all Common Units thereunder.

Section 3.4    Adjustments. Notwithstanding any provision of this Article III to the contrary, if between the date of this Agreement and the Effective Time, whether or not permitted pursuant to the terms of this Agreement, the number of outstanding Common Units or Parent Shares shall be changed into a different number of units or shares or a different class or series by reason of any dividend or distribution payable in partnership interests, voting securities, equity interests or Rights, subdivision, reclassification, recapitalization, split, split-up, unit or share distribution, combination, merger, consolidation, reorganization, exchange of units or shares or other similar transaction, or any such transaction shall be authorized, declared or agreed upon with a record date at or prior to the Effective Time, then the Merger Consideration and any other similar dependent item, as the case may be, shall be appropriately adjusted to reflect fully the effect of such transaction and to provide the Common Unitholders the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 3.4 shall be deemed to permit or authorize any party hereto to affect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

Section 3.5    No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

Section 3.6    Treatment of Partnership Phantom Unit Awards.

(a)    The GP Board shall take the required actions necessary under the Partnership LTIP and the outstanding phantom unit award agreements (the “Partnership Phantom Unit Awards”) to (i) cause each unvested Partnership Phantom Unit that is outstanding immediately prior to the Effective Time, to immediately prior to the Effective Time, without any action on the part of Parent or the holder of such Partnership Phantom Units, automatically become fully vested, and (ii) pursuant to Section 2 of each Partnership Phantom Unit Award, to elect, in lieu of the delivery of one Common Unit for each Partnership Phantom Unit, to pay to the holder of each Partnership Phantom Unit an amount in cash equal to the Fair Market Value (as defined in the Partnership LTIP) of one Common Unit. Any accrued but unpaid DERs recorded in the DER Account shall be paid to the appropriate holder of the corresponding Partnership Phantom Unit Award at Closing. Payment in respect of Phantom Units Awards, including DERs will be subject to applicable withholding described in Section 10 of the Partnership Phantom Unit Award.

(b)    Prior to the Effective Time, Partnership and Partnership GP shall take all action necessary to effectuate the provisions of this Section 3.6. Partnership and Partnership GP shall ensure that, as of immediately following the Effective Time, no holder of a Partnership Phantom Unit Award or participant in the Partnership LTIP shall have any Rights thereunder to acquire, or other rights in respect of, the equity of Partnership, the Surviving Entity or any of the Subsidiaries thereof.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARTNERSHIP

AND PARTNERSHIP GP

Except as disclosed in (a) the reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements filed with or publicly furnished to the SEC on or after December 31, 2020 (the “Partnership SEC Documents”), and prior to the Execution Date (but excluding any disclosure contained in any such Partnership SEC Documents under the heading “Risk Factors,” “Important Information Regarding Forward-Looking Statements,” “Cautionary Note Regarding Forward-Looking Statements” or similar heading (other than any factual information contained within such headings, disclosure or statements)) or (b) the disclosure letter delivered by Partnership to Parent (the “Partnership Disclosure Schedule”) prior to the execution of this Agreement (provided, however, that (i) any disclosure in any section of such Partnership Disclosure Schedule shall be deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that it is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Partnership Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, would have or would reasonably be expected to have a Partnership Material Adverse Effect), Partnership and, with respect to itself where provided for in this Article IV, Partnership GP each represent and warrant to each of the Parent Entities as follows:

Section 4.1    Organization, Standing and Power.

(a)    Each of Partnership, Partnership GP and their respective material Subsidiaries is a legal entity duly organized, validly existing and in good standing under the applicable Laws of the jurisdiction in which it is incorporated, formed or organized, as applicable, and has all requisite limited liability company, corporate, partnership or other applicable entity power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Partnership (“Partnership Material Adverse Effect”).

(b)    Each of Partnership and its material Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

(c)    All the outstanding limited liability company interests, partnership interests, shares of capital stock of, or other equity interests in, each material Subsidiary of Partnership that are owned directly or indirectly by Partnership have been duly authorized and validly issued in accordance with the Organizational Documents of each such entity (in each case as in effect on the date of this Agreement and on the Closing Date) and are fully paid (in the case of an interest in a limited partnership or limited liability company, to the extent required under the Organizational Documents of such entity) and nonassessable (in the case of an interest in a limited liability company, except as such nonassessability may be affected by Sections 18-607 and 18-804 of the DLLCA, and in the case of an interest in a limited partnership, except as such nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the DRULPA) and are owned free and clear of all liens, pledges, charges, mortgages, encumbrances, options, rights of first refusal or other preferential purchase rights, adverse rights or claims and security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions as set forth in the Organizational Documents of such Subsidiary and for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and the “blue sky” Laws of the various States of the United States) (collectively, “Liens”).

(d)    The Partnership has made available to Parent correct and complete copies of its Organizational Documents and correct and complete copies of the Organizational Documents of each of its Subsidiaries, in each case as amended to the Execution Date. All such Organizational Documents are in full force and effect and the Partnership and each of its Subsidiaries is not in violation of any of their provisions in any material respect.

Section 4.2    Capitalization.

(a)    The authorized equity interests of Partnership consist of Common Units and the General Partner Interest. As of June 30, 2022, the issued and outstanding limited partner interests and general partner interests of Partnership consisted of (i) 62,732,078 Common Units and (ii) the General Partner Interest. Partnership GP is the sole general partner of Partnership and owns all of the outstanding General Partner Interest free and clear of any Lien, and such General Partner Interest has been duly authorized and validly issued in accordance with the Organizational Documents of such entity. All of Partnership’s outstanding equity interests are duly authorized, validly issued, fully paid (to the extent required under the Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the DRULPA) and free of preemptive rights (except as set forth in the Partnership Agreement). No Subsidiary of Partnership owns any Common Units or other equity interests of Partnership.

(b)    As of the Execution Date, (i) 822,668 Common Units were available for issuance under the Partnership LTIP, of which (A) 906,038 Common Units were subject to outstanding Partnership Phantom Unit Awards and (B) except as set forth in this Section 4.2, no Common Units were subject to outstanding options, profits interest units, phantom units, restricted units, unit appreciation rights, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating Partnership or any of its Subsidiaries to issue, transfer or sell any partnership interest or other equity interest of Partnership or such Subsidiary or any securities convertible into or exchangeable for such partnership interests or equity interests, or any commitment to authorize, issue or sell the same or any such equity securities, except pursuant to this Agreement, and (ii) there are no contractual obligations of Partnership or any of its Subsidiaries to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in Partnership or any of its Subsidiaries or any such securities or agreements listed in clause (i)(B) of this sentence.

(c)    Neither Partnership nor any of its Subsidiaries has any outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Common Unitholders or any other equity interest on any matter.

(d)    With the exception of the Support Agreement, there are no voting trusts or other agreements or understandings to which Partnership or any of its Subsidiaries is a party with respect to the voting or registration of capital stock or other equity interest of Partnership or any of its Subsidiaries.

Section 4.3    Authority; Noncontravention; Voting Requirements.

(a)    Each of Partnership and Partnership GP has all necessary entity power and authority to execute and deliver this Agreement and, subject to obtaining the Partnership Unitholder Approval in the case of Partnership, to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by each of Partnership and Partnership GP of this Agreement, and the consummation of the transactions contemplated by this Agreement, have been duly authorized by the GP Board and unanimously approved by each of the GP Conflicts Committee and the GP Board and no other entity action on the part of Partnership and Partnership GP is necessary to authorize the execution, delivery and performance by Partnership and Partnership GP of this Agreement and, except for obtaining the Partnership Unitholder Approval, the consummation of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Partnership and Partnership GP and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of each of Partnership and Partnership GP, enforceable against each of them in accordance with its terms, except as such enforcement may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (whether applied in a Proceeding at law or in equity) and (ii) public policy, applicable law relating to fiduciary duties and indemnification and an implied covenant of good faith and fair dealing (collectively, “Enforceability Exceptions”).

(b)    Neither the execution and delivery of this Agreement by Partnership or Partnership GP nor the consummation by Partnership and Partnership GP of the transactions contemplated by this Agreement, nor compliance by Partnership and Partnership GP with any of the terms or provisions of this Agreement, will (i) assuming the Partnership Unitholder Approval is obtained, contravene, conflict with, violate any provision of, result in any breach of, or require the consent of any Person under, the terms, conditions or provisions of the Partnership Agreement or any of the Organizational Documents of Partnership’s Subsidiaries, (ii) assuming the authorizations, consents and approvals referred to in Section 4.4 and the Partnership Unitholder Approval is obtained and the filings referred to in Section 4.4 are made, (x) contravene, violate or conflict with any applicable Law, judgment, writ or injunction of any Governmental Authority applicable to Partnership or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, give rise to a right to receive a change of control payment (or similar payment) under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, Partnership or any of its Subsidiaries under, any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation (each, a “Contract”) or Permit necessary for Partnership and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted, to which Partnership or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected or (iii) result in the exercisability of any right to purchase or acquire any material asset of Partnership or any of its Subsidiaries, except, in the case of clause (ii), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

(c)    The GP Conflicts Committee, at a meeting duly called and held, has in good faith, unanimously resolved (i) that this Agreement and the Support Agreement and transactions contemplated hereby and thereby, including the Merger, on the terms and conditions set forth herein and therein, are fair and reasonable to, and in the best interests of, the Partnership Unaffiliated Unitholders and, assuming approval by Parent of the Merger, Partnership, (ii) to approve this Agreement and the Support Agreement and the transactions contemplated hereby and thereby, including the Merger, upon the terms and conditions set forth in this Agreement and the Support Agreement (the foregoing constituting Special Approval (as defined in the Partnership Agreement)), (iii) to recommend that the GP Board approve (x) this Agreement and the Support Agreement and the transactions contemplated hereby and thereby, including the Merger, upon the terms and conditions set forth herein and therein, and (y) the execution, delivery and performance of this Agreement and the Support Agreement and the transactions contemplated hereby and thereby, and (iv) to recommend to the GP Board that the GP Board (x) resolve to direct that this Agreement be submitted to a vote of the Common Unitholders, and (y) recommend approval of the transactions contemplated by this Agreement, including the Merger, by the Common Unitholders.

(d)    The GP Board, acting upon the approval and recommendation of the GP Conflicts Committee, unanimously (i) approved this Agreement and the Support Agreement and the transactions contemplated hereby and thereby, including the Merger, and the execution, delivery and performance of this Agreement and the Support Agreement, (ii) approved the submission of this Agreement and the transactions contemplated hereby, including the Merger, to a vote of the Common Unitholders, and (iii) determined to recommend approval of this Agreement and the transactions contemplated hereby, including the Merger, by the Common Unitholders.

(e)    Except for the above-described approvals by the GP Conflicts Committee and the GP Board, which was obtained prior to the execution of this Agreement, the Partnership Unitholder Approval is the only vote or approval of the holders of any class or series of Partnership Interests that is necessary to approve and adopt this Agreement and the transactions contemplated by this Agreement.

Section 4.4    Governmental Approvals. Except for (a) filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), the Securities Act, including the filing of (i) a proxy statement/prospectus with the SEC in connection with the Merger (the “Proxy Statement”), (ii) the Registration Statement, (iii) the Schedule 13E-3, and (iv) any applicable state securities and “blue sky” laws, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (c) filings required under, and compliance with other applicable requirements of, applicable Antitrust Laws, or (d) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by Partnership and Partnership GP and the consummation by Partnership and Partnership GP of the transactions contemplated by this Agreement, other than such other consents, approvals, filings, declarations or registrations that are not required to be obtained or made prior to the consummation of such transactions or, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to result in a Partnership Material Adverse Effect.

Section 4.5    Partnership SEC Documents; Internal Controls.

(a)    Since December 31, 2020, Partnership has filed all Partnership SEC Documents. All such Partnership SEC Documents, at the time filed with the SEC or, if amended, as of the date of the last such amendment (in the case of documents filed pursuant to the Exchange Act), or when declared effective by the SEC (in the case of registration statements filed under the Securities Act), complied as to form in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, as in effect on the date so filed. No Partnership SEC Document at the time described above contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All financial statements (including any related notes thereto) contained or incorporated by reference in such Partnership SEC Documents complied as to form, when filed, in all material respects with the rules and regulations of the SEC with respect thereto, and were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the financial position of Partnership and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and cash flows of Partnership and its consolidated Subsidiaries for the periods indicated (subject, in the case of unaudited financial statements, to normal year-end audit adjustments that are not individually or in the aggregate material). As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any Partnership SEC Documents. No Subsidiary of Partnership is required to file periodic reports with the SEC, either pursuant to the requirements of the Exchange Act or by Contract.

(b)    Partnership has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to provide reasonable assurance that the information required to be disclosed by Partnership in the reports that it files or submits under the Exchange Act is accumulated and communicated to management of Partnership GP, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure to be made. From the date of the filing of Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 to the date of this Agreement, the GP Board has not been advised of any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Partnership’s ability to record, process, summarize and report financial information or any fraud, whether or not material, that involves management or other employees who have a significant role in Partnership’s internal control over financial reporting.

(c)    Partnership, and to the Knowledge of the Partnership, the directors and officers of Partnership GP, in their capacities as such, are in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and the rules and regulations promulgated thereunder, and any applicable requirements of a national securities exchange, in each case, that are effective and applicable to Partnership

(d)    Except (i) as reflected or otherwise reserved against on the balance sheet of Partnership and its consolidated Subsidiaries (including the notes thereto) included in the Partnership SEC Documents filed by Partnership and publicly available prior to the Execution Date, (ii) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice and (iii) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, neither Partnership nor any of its Subsidiaries has any liabilities or obligations of any nature (whether or not accrued or contingent), that would be required to be reflected or reserved against on a consolidated balance sheet of Partnership prepared in accordance with GAAP or the notes thereto, other than as have not and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

Section 4.6    Absence of Certain Changes or Events.

(a)    Since the Balance Sheet Date, there has not occurred any change, effect, event or occurrence that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a Partnership Material Adverse Effect.

(b)    Since the Balance Sheet Date, there has not been any material damage, destruction or loss to any material portion of the assets of Partnership or any of its Subsidiaries, whether or not covered by insurance.

Section 4.7    Legal Proceedings. There are no Proceedings pending or, to the Knowledge of Partnership, threatened in writing with respect to Partnership or any of its Subsidiaries or Proceedings pending or, to the Knowledge of Partnership, threatened in writing with respect to any of their respective properties or assets at law or in equity before any Governmental Authority, and there are no orders, judgments, decrees or similar rulings of any Governmental Authority against Partnership or any of its Subsidiaries, in each case except for those that have not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

Section 4.8    Compliance With Laws.

(a)    The operations of Partnership and its Subsidiaries are currently being conducted in compliance with any applicable federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of or undertaking to any Governmental Authority (collectively, “Laws” and each, a “Law”), including those relating to the use, ownership and operation of their respective assets and properties, except as would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect. None of Partnership or its Subsidiaries has received written notice of any violation of any applicable Law, except any such violation as would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect. To the Knowledge of the Partnership, none of Partnership GP, Partnership and each of their respective Subsidiaries is under investigation by any Governmental Authority for potential, material non-compliance with any Law, except as would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect. The representations and warranties contained in this Section 4.8 do not address SEC matters, Tax matters, Partnership Benefit Plan matters or environmental matters, which are addressed only in Section 4.5, Section 4.10, Section 4.12 and Section 4.13, respectively.

(b)    Each of Partnership and its Subsidiaries is in possession of all Permits necessary to own, lease and operate its assets and properties and to lawfully carry on its business as it is now being conducted, except as would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect. None of Partnership or its Subsidiaries is in conflict with, or in default or violation of, any of such Permits, except as would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect.

Section 4.9    Information Supplied. Subject to the accuracy of the representations and warranties of Parent set forth in Section 5.9, none of the information supplied (or to be supplied) in writing by or on behalf of Partnership and Partnership GP specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Shares in connection with the Merger (as amended or supplemented from time to time, the “Registration Statement”) will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (b) the Rule 13e-3 transaction statement on Schedule 13E-3 to be filed with the SEC by Parent in connection with the issuance of the Cash Consideration in connection with the Merger (as amended from time to time, the “Schedule 13E-3”) will, at the time the Schedule 13E-3, or any amendment thereto, is filed with the SEC and on the date the Schedule 13E-3 or any amendment thereto is first mailed to Common Unitholders, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (c) the Proxy Statement will, on the date it is first mailed to Common Unitholders and at the time of the Partnership Unitholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Each of the Proxy Statement, the Registration Statement and the Schedule 13E-3 will comply as to form in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as applicable. Notwithstanding the foregoing, Partnership makes no representation or warranty with respect to information supplied by or on behalf of the Parent Entities for inclusion or incorporation by reference in any of the foregoing documents.

Section 4.10    Tax Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect: (i) all Tax Returns that were required to be filed by or with respect to Partnership or any of its Subsidiaries have been duly and timely filed (taking into account any extension of time within which to file) and all such Tax Returns are complete and accurate, (ii) all Taxes owed by Partnership or any of its Subsidiaries that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established on the balance sheet of Partnership and its consolidated Subsidiaries as of the Balance Sheet Date included in the Partnership SEC Documents, (iii) there is no claim against Partnership or any of its Subsidiaries for any Taxes, and no assessment, deficiency, or adjustment has been asserted, proposed, or threatened with respect to any Taxes or Tax Returns of or with respect to Partnership or any of its Subsidiaries, (iv) Partnership and each of its Subsidiaries that is classified as a partnership for U.S. federal income tax purposes has in effect an election under Section 754 of the Code, (v) Partnership is currently (and has been since its formation) either (A) properly classified as a partnership for U.S. federal income tax purposes or (B) properly disregarded as an entity separate from its respective owner for U.S. federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b), (vi) at least 90% of the gross income of Partnership for each taxable year since its formation through and including the current taxable year has been income that is “qualifying income” within the meaning of Section 7704(d) of the Code, and (vii) each Subsidiary of Partnership is currently (and has been since its respective acquisition by Partnership) either (A) properly classified as a partnership for U.S. federal income tax purposes or (B) properly disregarded as an entity separate from its respective owner for U.S. federal income tax purposes pursuant to Treasury Regulation Section 301.7701 3(b), except in the case of clause (vii), as set forth on Section 4.10 of the Partnership Disclosure Schedule.

Section 4.11    Contracts.

(a)    Except for this Agreement or as filed or publicly furnished with the SEC prior to the Execution Date, neither the Partnership nor any of its Subsidiaries is a party to or bound by, as of the date of this Agreement, any Contract (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act) to Partnership (each Contract that is described in this Section 4.11(a) being a “Partnership Material Contract”).

(b)    Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Partnership Material Adverse Effect, (i) each Partnership Material Contract is legal, valid and binding on and enforceable against Partnership and its Subsidiaries, as applicable, and is in full force and effect, (ii) Partnership and each of its Subsidiaries has in all respects performed all obligations required to be performed by it to date under each Partnership Material Contract, (iii) neither Partnership nor any of its Subsidiaries has received written notice of or knows of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a breach or default on the part of Partnership or any of its Subsidiaries, or permit termination, modification or acceleration, under any such Partnership Material Contract, and (iv) as of the date of this Agreement no other party to any Partnership Material Contract is in default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default by any such other party thereunder, or permit termination, modification or acceleration under any Partnership Material Contract other than in accordance with its terms nor has any other party repudiated any provision of the Partnership Material Contract.

Section 4.12    Partnership Benefit Plans. There are no Partnership Benefit Plans. Except for liability which has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, Partnership does not have compensation or benefits liability solely by reason of its affiliation with an ERISA Affiliate other than Partnership and its Subsidiaries.

Section 4.13    Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect: (a) each of Partnership and its Subsidiaries is and has been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Permits required to be obtained pursuant to applicable Environmental Laws (“Partnership Environmental Permits”); (b) all Partnership Environmental Permits are in full force and effect and, where applicable, applications for renewal or amendment thereof have been timely filed; (c) no suspension or cancellation of any Partnership Environmental Permit is pending or threatened in writing; (d) there has been no release of any Hazardous Substance by Partnership or any of its Subsidiaries or any other Person in any manner that would reasonably be expected to give rise to Partnership or any of its Subsidiaries incurring any liability, remedial obligation, or corrective action requirement under applicable Environmental Laws; (e) there are no Proceedings pending or threatened in writing against Partnership or any of its Subsidiaries or involving any real property currently or formerly owned, operated or leased by or for Partnership or any of its Subsidiaries alleging noncompliance with, or liability under, any applicable Environmental Law; and (f) no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law, from any properties while owned or operated by Partnership or any of its Subsidiaries or as a result of any operations or activities of Partnership or any of its Subsidiaries.

Section 4.14    Opinion of Financial Advisor. The GP Conflicts Committee has received the opinion of Intrepid Partners, LLC (the “GP Conflicts Committee Financial Advisor”) to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration is fair, from a financial point of view, to the Partnership Unaffiliated Unitholders.

Section 4.15    Brokers and Other Advisors. Except for the GP Conflicts Committee Financial Advisor, the fees and expenses of which will be paid by Partnership, no broker, investment banker or financial advisor is entitled to any broker’s, finder’s or financial advisor’s fee or commission, or the reimbursement of expenses, in connection with the Merger or the transactions contemplated by this Agreement based on arrangements made by or on behalf of the GP Conflicts Committee.

Section 4.16    Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect, the insurance policies covering Partnership, its Subsidiaries and their respective businesses and properties are with reputable insurance carriers and in character and amount customary for persons engaged in similar business in similar industries and subject to the same or substantially similar perils or hazards, and are in all material respects in force in accordance with their terms. None of the Partnership Entities has received written notice from any insurer or agent of such insurer that substantial capital improvements or other expenditures will have to be made in order to continue such insurance.

Section 4.17    Investment Company Act. Partnership is not, nor immediately after the Closing will be, subject to regulation under the Investment Company Act of 1940, as amended.

Section 4.18    No Other Representations or Warranties. Except for the representations and warranties set forth in this Article IV, neither Partnership nor any other Person makes or has made any express or implied representation or warranty with respect to Partnership or its Subsidiaries or with respect to any other information provided to any of the Parent Entities in connection with the Merger or the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, neither Partnership nor any other Person will have or be subject to any liability or other obligation to any of the Parent Entities or any other Person resulting from the distribution to any of the Parent Entities (including their respective Representatives), or any of the Parent Entities’ (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other materials made available to any of the Parent Entities in expectation of the Merger, unless any such information is the subject of an express representation or warranty set forth in this Article IV.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PARENT ENTITIES

Except as disclosed in (a) the Parent SEC Documents filed with or publicly furnished to the SEC on or after December 31, 2020, and prior to the Execution Date (but excluding any disclosure contained in any such Parent SEC Documents under the heading “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Cautionary Statement for the Purpose of Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995” or similar heading (other than any factual information contained within such headings, disclosure or statements)), or (b) the disclosure letter delivered by Parent to Partnership (the “Parent Disclosure Schedule”) prior to the execution of this Agreement (provided, however, that (i) any disclosure in any section of such Parent Disclosure Schedule shall be deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that it is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, would have or would reasonably be expected to have a Parent Material Adverse Effect), the Parent Entities represent and warrant, jointly and severally, to Partnership as follows:

Section 5.1    Organization, Standing and Power.

(a)    Each of the Parent Entities has been duly incorporated or formed, is validly existing as a corporation or limited liability company in good standing under the applicable Laws of the jurisdiction of its incorporation or formation, has the requisite corporate or limited liability company power and authority necessary to own or lease all of its properties and assets and to conduct its business as it is now being conducted, and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing or property or assets requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent Entities (“Parent Material Adverse Effect”).

(b)    Each material Subsidiary of Parent and PBF LLC (excluding Partnership GP and any of its Subsidiaries) has been duly organized, is validly existing as a corporation, limited partnership or limited liability company in good standing under the laws of the jurisdiction of its incorporation or formation, has the entity power and authority to own or lease all of its properties and assets and to conduct its business as it is now being conducted and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property or assets requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not, individually or in the aggregate, result in a Parent Material Adverse Effect; all of the issued shares of capital stock or other ownership interests of each material Subsidiary of Parent (other than ownership interests of PBF LLC owned by current and former officers and excluding Partnership GP and any of its Subsidiaries) and PBF LLC have been duly and validly authorized and issued, and are, to the extent applicable, fully paid and non-assessable and are owned directly or indirectly by Parent or PBF LLC, as applicable, free and clear of all Liens.

(c)    The Parent Entities have made available to Partnership correct and complete copies of each of its Organizational Documents, in each case as amended to Execution Date. All such Organizational Documents are in full force and effect and the Partnership and each of its Subsidiaries is not in violation of any of their provisions in any material respect.

Section 5.2    Capitalization.

(a)    As of the date of this Agreement, the authorized equity interests of Parent consist of 1,000,000,000 shares of Parent Common Stock, and 1,000,000 shares of Parent Class B Stock. As of the Execution Date, there were (i) 121,924,402 Parent Shares issued and outstanding, (ii) 6,742,719 Parent Shares held in treasury, (iii) 13 shares of Parent Class B Stock issued and outstanding representing 910,457 Series A Units of PBF LLC that are convertible into Parent Common Stock on a one-for-one basis, (iv) no shares of Parent Class B Stock held in treasury, (v) outstanding stock options granted under Parent’s equity plans representing 13,254,814 Parent Shares, (vi) outstanding performance share units granted under Parent’s equity plans (based on actual performance and otherwise assuming maximum performance) representing 1,365,809 Parent Shares and (vii) 6,409,472 Parent Shares available for issuance pursuant to Parent’s equity plans (without giving effect to the outstanding performance shares). All outstanding equity securities of Parent are, and all Parent Shares issuable pursuant to Parent’s options and performance share units, when issued in accordance with the respective terms thereof, will be, duly and validly authorized and issued.

(b)    As of the Execution Date, except as set forth above in this Section 5.2 and set forth in Parent’s equity plans or grant documents issued thereunder, (i) there are no options, warrants, agreements, contracts or other Rights in existence to purchase or acquire from Parent, PBF LLC or any of its Subsidiaries (excluding Partnership GP and any of its Subsidiaries) any shares of the capital stock or other equity interests of Parent or PBF LLC or, except as would not reasonably be expected to have a Parent Material Adverse Effect, any of its Subsidiaries (excluding Partnership GP and any of its Subsidiaries), and (ii) there are no contractual obligations of Parent to repurchase, redeem or otherwise acquire any other equity interest in Parent or any such securities or agreements listed in clause (i) of this sentence.

(c)    Neither Parent nor any of its Subsidiaries (excluding Partnership GP and any of its Subsidiaries) has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with Parent Stockholders or any other equity interest on any matter.

(d)    With the exception of the Support Agreement, there are no voting trusts or other agreements or understandings to which any Parent Entity is a party with respect to the voting or registration of capital stock or other equity interest of Parent.

(e)    The Parent Shares to be included in the Parent Stock Issuance have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, and the Parent Stock Issuance will not be subject to any preemptive or similar rights.

(f)    All of the issued and outstanding limited liability company interests of Merger Sub are duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 18-607 and 18-804 of the DLLCA), and are owned, directly or indirectly, by PBF LLC, and PBF LLC has no obligation to make contributions to Merger Sub by reason of PBF LLC’s ownership of equity interests in Merger Sub, and PBF LLC has no personal liability for the debts, obligations and liabilities of Merger Sub, whether arising in contract, tort or otherwise, solely by reason of being an equity holder of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Except for obligations and liabilities incurred in connection with its formation and the transactions contemplated by this Agreement, Merger Sub has not and will not have incurred, directly or indirectly, any obligations or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

(g)    All of the issued and outstanding shares of common stock of HoldCo are duly authorized, validly issued, fully paid and nonassessable, and are owned, directly or indirectly, by PBF LLC. HoldCo was formed solely for the purpose of the Merger. Except for obligations and liabilities incurred in connection with its formation and the transactions contemplated by this Agreement, HoldCo has not and will not have incurred, directly or indirectly, any obligations or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.3    Authority; Noncontravention; Voting Requirements.

(a)    Each of the Parent Entities has all necessary entity power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by the Parent Entities of this Agreement, and the consummation of the transactions contemplated by this Agreement, have been duly authorized and approved by each of PBF LLC as the managing member of Merger Sub, PBF LLC as the sole member of HoldCo, Parent as the managing member of PBF LLC, and Parent, and no other entity action on the part of any Parent Entity is necessary to authorize the execution, delivery and performance by the Parent Entities of this Agreement and the consummation of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each of the Parent Entities and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of each of the Parent Entities, enforceable against each of them in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions.

(b)    Neither the execution and delivery of this Agreement by the Parent Entities nor the consummation by Parent Entities of the transactions contemplated by this Agreement, nor compliance by the Parent Entities with any of the terms or provisions of this Agreement, will (i) contravene, conflict with, violate any provision of, result in any breach of, or require the consent of any Person under, the terms, conditions or provisions of the Organizational

Documents of the Parent Entities, (ii) assuming the authorizations, consents and approvals referred to in Section 5.4 are obtained and the filings referred to in Section 5.4 are made, (x) contravene, violate or conflict with any applicable Law, judgment, writ or injunction of any Governmental Authority applicable to the Parent Entities or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, give rise to a right to receive a change of control payment (or similar payment) under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, any Parent Entity under, any of the terms, conditions or provisions of any Contract or Parent Permit, to which any Parent Entity is a party, or by which they or any of their respective properties or assets may be bound or affected or (iii) result in the exercisability of any right to purchase or acquire any material asset of any Parent Entity, except, in the case of clause (ii), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)    No vote of holders of any class or series of the capital stock of Parent is necessary to approve the Parent Stock Issuance.

(d)    The Parent Board, at a meeting duly called and held, unanimously approved this Agreement and the Support Agreement and the transactions contemplated hereby and thereby, including the Merger and Parent Stock Issuance, and the execution, delivery and performance of this Agreement and the Support Agreement.

(e)    Parent, in its capacity as the Managing Member of PBF LLC, unanimously approved this Agreement and the Support Agreement and the transactions contemplated hereby and thereby, including the Merger, and the execution, delivery and performance of this Agreement and the Support Agreement.

Section 5.4    Governmental Approvals. Except for (a) filings required under, and compliance with other applicable requirements of, the Exchange Act, the Securities Act, including the filings of the Registration Statement, the Schedule 13E-3 and the Proxy Statement, in each case, with the SEC and applicable state securities and “blue sky” laws, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (c) filings required under, and compliance with other applicable requirements of, applicable Antitrust Laws or (d) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by the Parent Entities and the consummation by the Parent Entities of the transactions contemplated by this Agreement, other than such other consents, approvals, filings, declarations or registrations that are not required to be obtained or made prior to consummation of such transactions or, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

Section 5.5    Parent SEC Documents; Undisclosed Liabilities; Internal Controls.

(a)    Parent has filed or furnished all reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements required to be filed or furnished by it with the SEC since December 31, 2020 (collectively and together with all documents filed or publicly furnished on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Parent SEC Documents”). The Parent SEC Documents, as of their respective effective dates (in the case of the Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Parent SEC Documents), or, if amended, as finally amended prior to the date of this Agreement, complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, applicable to such Parent SEC Documents, and none of the Parent SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. There are no outstanding or unresolved comments received from the SEC staff with respect to the Parent Disclosure Documents. To the Knowledge of Parent, none of the Parent SEC Documents is subject to ongoing SEC review or investigation. No enforcement action has been initiated against Parent relating to disclosures contained or omitted from any Parent SEC Document.

(b)    The consolidated financial statements of Parent included in the Parent SEC Documents as of their respective dates (if amended, as of the date of the last such amendment) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, cash flows and changes in stockholders’ equity for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material to Parent and its consolidated Subsidiaries, taken as a whole).

(c)    Except (i) as reflected or otherwise reserved against on the balance sheet of Parent and its consolidated Subsidiaries (including the notes thereto) included in the Parent SEC Documents filed by Parent and publicly available prior to the Execution Date, (ii) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice and (iii) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, neither Parent nor any of its Subsidiaries (excluding Partnership GP and any of its Subsidiaries) has any liabilities or obligations of any nature (whether or not accrued or contingent), that would be required to be reflected or reserved against on a consolidated balance sheet of Parent prepared in accordance with GAAP or the notes thereto, other than as have not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)    Parent, PBF LLC and their Subsidiaries (excluding Partnership GP and any of its Subsidiaries) maintain a system of accounting controls that are sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (v) the interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Parent SEC Documents fairly presents the information called for in all material respects and has been prepared in accordance with the SEC’s rules and guidelines applicable thereto. Parent has not reported to the Parent Board fraud involving management or other employees who have a significant role in accounting controls that would have or be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e)    Since December 31, 2020, the principal executive officer and principal financial officer of Parent have made all certifications (without qualification or exceptions to the matters certified, except as to Knowledge) required by the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and none of Parent or any of its Subsidiaries (excluding Partnership GP and any of its Subsidiaries) or their respective officers has received notice from any Governmental Authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. As of the date of this Agreement, none of such entities or their respective officers has any Knowledge of any material weaknesses in the design or operation of such internal controls over financial reporting.

Section 5.6    Absence of Certain Changes or Events.

(a)    Since the Balance Sheet Date, there has not occurred any change, effect, event or occurrence that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a Parent Material Adverse Effect.

(b)    Since the Balance Sheet Date, there has not been any material damage, destruction or loss to any material portion of the assets of Parent or any of its Subsidiaries (excluding Partnership GP and any of its Subsidiaries), whether or not covered by insurance.

Section 5.7    Legal Proceedings. There are no pending Proceedings against or affecting the Parent Entities or any of their respective properties or assets at law or in equity before any Governmental Authority, and there are no orders, judgments, decrees or similar rulings of any Governmental Authority against any Parent Entity that, in either case, if determined adversely to such Parent Entity, have had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and, to the Knowledge of Parent, no such Proceedings are threatened or contemplated.

Section 5.8    Compliance With Laws; Parent Permits.

(a)    The Parent Entities are, and since the later of December 31, 2020 and their respective dates of incorporation, formation or organization, have been, in compliance with and are not in default under or in violation of any applicable Law, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The representations and warranties in this Section 5.8 do not address SEC matters, Tax matters, Parent Benefit Plans or environmental matters, which matters are addressed only in Section 5.5, Section 5.10, Section 5.11 and Section 5.12, respectively.

(b)    Parent, PBF LLC and their Subsidiaries (excluding Partnership GP and any of its Subsidiaries) are in possession of all Permits necessary or material for Parent and its Subsidiaries to own, lease and operate their properties and assets or to conduct their businesses as they are now being conducted (collectively, the “Parent Permits”), except where the failure to have any of the Parent Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and have not received any notice of Proceedings relating to the revocation or modification of any Parent Permits that, if determined adversely to Parent, PBF LLC or any of their Subsidiaries (excluding Partnership GP and any of its Subsidiaries), would individually or in the aggregate have a Parent Material Adverse Effect. No Proceeding is pending or, to the Knowledge of Parent, threatened with respect to any alleged failure by Parent or any of its Subsidiaries (excluding Partnership GP and any of its Subsidiaries) to have any material Permit necessary for the operation of any asset or the conduct of their businesses or to be in compliance therewith, except, in each case, as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 5.9    Information Supplied. Subject to the accuracy of the representations and warranties of Partnership and Partnership GP, set forth in Section 4.9, none of the information supplied (or to be supplied) in writing by or on behalf of Parent specifically for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (b) the Schedule 13E-3 will, at the time the Schedule 13E-3, or any amendment thereto, is filed with the SEC and on the date the Schedule 13E-3 or any amendment thereto is first mailed to Common Unitholders, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (c) the Proxy Statement will, on the date it is first mailed to Common Unitholders, and at the time of the Partnership Unitholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement, the Registration Statement and the Schedule 13E-3 will comply as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as applicable. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to information supplied by or on behalf of Partnership for inclusion or incorporation by reference in any of the foregoing documents.

Section 5.10    Tax Matters. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (a) all Tax Returns required to be filed by or with respect to any Parent Entity or their assets have been filed on a timely basis (taking into account all extensions of due dates); (b) all Taxes owed by any Parent Entity, which are or have become due, have been timely paid in full; (c) there are no Liens on any of the assets of any Parent Entity that arose in connection with any failure (or alleged failure) to pay any Tax on any of such assets other than Liens for Taxes that are not due and payable or that may thereafter be paid without penalty; (d) there is no pending Proceeding for assessment or collection of Taxes and no Tax assessment, deficiency or adjustment has been asserted or proposed with respect to any Parent Entity or its assets, and (e) Parent has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the Execution Date or in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

Section 5.11    Parent Benefit Plans. Other than with respect to items that would not reasonably be expected to have a Parent Material Adverse Effect, (i) each of the Parent Entities and any “employee benefit plan” (as defined under ERISA) established or maintained by the Parent Entities or their ERISA Affiliates are in compliance with ERISA; (ii) to the Knowledge of Parent, each “multiemployer plan” (as defined in Section 4001 of ERISA), if any, to which any Parent Entity or an ERISA Affiliate contributes (a “Multiemployer Plan”) is in compliance with ERISA; (iii) no “reportable event” (as defined under Section 4043 of ERISA or the regulations issues thereunder) for which notice has not been waived, has occurred or is reasonably expected to occur with respect to any “employee benefit plan” established or maintained by any of the Parent Entities or their ERISA Affiliates; (iv) no failure to satisfy the minimum funding standard under Section 412 of the Code, whether or not waived, has occurred or is reasonably expected to occur with respect to any “employee benefit plan” established or maintained by the Parent Entities or any of their ERISA Affiliates; (v) no “single employer plan” (as defined in Section 4001 of ERISA) established or maintained by the Parent Entities or any of their ERISA Affiliates, if such “employee benefit plan” were terminated, would have any “amount of unfunded benefit liabilities” (as defined under ERISA); (vi) no Parent Entity nor any of their ERISA Affiliates has incurred or reasonably expects to incur any liability under (A) Title IV of ERISA (including any liability under Section 4062(e) of ERISA) with respect to termination of, or withdrawal from, any “employee benefit plan” or (B) Section 412, 4971, 4975 or 4980B of the Code; and (vii) each “employee benefit plan” established or maintained by the Parent Entities or any of their ERISA Affiliates that is intended to be qualified under Section 401(a) of the Code is so qualified and nothing has occurred, whether by action or failure to act, which would cause the loss of such qualification.

Section 5.12    Environmental Matters. Except as has not had and would not reasonably be expected to have a Parent Material Adverse Effect: (a)(i) no Parent Entity or any of their Subsidiaries is in violation of, or has any liability under, any Environmental Laws, (ii) no Parent Entity or any of their Subsidiaries owns, occupies, operates or uses any property that to the Knowledge of Parent requires any response or other corrective action pursuant to any Environmental Law, (iii) no Parent Entity or any of their Subsidiaries is conducting or funding any investigation, response or other corrective action or monitoring of actual or suspected

Hazardous Substances at any site or facility, nor is any Parent Entity nor any of their Subsidiaries a party to any order, judgment, decree, contract or agreement which imposes any obligation or liability on any of them under any Environmental Law, (iv) no Parent Entity or any of their Subsidiaries is liable or allegedly liable for any Release or, to the Knowledge of Parent, threatened Release of Hazardous Substances, including at any off-site treatment, storage or disposal site, (v) no Parent Entity or any of their Subsidiaries has received written notice of any Proceeding relating to Environmental Laws or Hazardous Substances which is pending, or to the Knowledge of Parent, threatened, and (vi) the Parent Entities and their Subsidiaries have received and are in compliance with all, and have no liability under any, permits, licenses, authorizations, identification numbers or other approvals required under applicable Environmental Laws to conduct their respective businesses, and (b) to the Knowledge of Parent, there are no past or present actions, conditions or occurrences, including the Release or threat of Release of Hazardous Substances, that would reasonably be expected to result in a violation of or liability under any Environmental Law.

Section 5.13    Property. The Parent Entities have good and marketable title to all real properties and all other properties and assets owned by them, in each case free and clear of all Liens (i) as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (ii) as would not materially adversely affect the value thereof or materially interfere with the use made or to be made thereof by them; and the Parent Entities hold any material leased real or personal property under valid and enforceable leases, with such exceptions that would not materially adversely interfere with the use made or to be made thereof by them.

Section 5.14    Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent, PBF LLC and its Subsidiaries (excluding Partnership GP and any of its Subsidiaries) own, possess or can acquire on reasonable terms, adequate trademarks, trade names and other rights to inventions, know how, patents, copyrights, confidential information and other intellectual property (collectively, “Intellectual Property Rights”) necessary to conduct the business now operated by them or presently employed by them, except where the failure to own or possess such rights would not result, individually or in the aggregate, in a Parent Material Adverse Effect, and have not received any notice of infringement of or conflict with asserted rights of others with respect to any Intellectual Property Rights that, if determined adversely to Parent, PBF LLC or any of its Subsidiaries (excluding Partnership GP and any of its Subsidiaries), would individually or in the aggregate have a Parent Material Adverse Effect.

Section 5.15    Brokers and Other Advisors. Except for Barclays Capital Inc., the fees and expenses of which will be paid by Parent, no broker, investment banker or financial advisor is entitled to any broker’s, finder’s or financial advisor’s fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Parent, PBF LLC or any of its Subsidiaries (excluding Partnership GP and any of its Subsidiaries).

Section 5.16    Insurance. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (a) each of the Parent Entities are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; (b) none of the Parent Entities has been refused any insurance coverage sought or applied for; and (c) to the Knowledge of Parent, each Parent Entity will be able to renew its existing insurance coverage as and when such coverage expires or will be able to obtain similar coverage from similar insurers as may be necessary to continue its business.

Section 5.17    Investment Company Act. Neither Parent nor PBF LLC is, and immediately after the Closing will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

Section 5.18    Ownership of Common Units . As of the Execution Date, PBF LLC is the beneficial owner of 29,953,631 Common Units, which represent all Common Units held of record or beneficially by Parent, PBF LLC or any of its Subsidiaries (excluding Partnership GP and any of its Subsidiaries) as of the date of this Agreement.

Section 5.19    No Other Representations or Warranties. Except for the representations and warranties set forth in this Article V, neither Parent nor any other Person makes or has made any express or implied representation or warranty with respect to the Parent Entities or with respect to any other information provided to Partnership or Partnership GP in connection with the Merger, the Parent Stock Issuance or the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, neither Parent nor any other Person will have or be subject to any liability or other obligation to Partnership or Partnership GP or any other Person resulting from the distribution to Partnership, Partnership GP or the GP Conflicts Committee (including their respective Representatives), or Partnership’s, Partnership GP’s or GP Conflicts Committee’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other materials made available to Partnership, Partnership GP and GP Conflicts Committee in expectation of the Merger and the Parent Stock Issuance, unless any such information is the subject of an express representation or warranty set forth in this Article V.

ARTICLE VI

ADDITIONAL COVENANTS AND AGREEMENTS

Section 6.1    Preparation of the Registration Statement, the Schedule 13E-3 and the Proxy Statement; Partnership Unitholder Meeting.

(a)    As promptly as practicable following the date of this Agreement, Partnership and Parent shall jointly prepare and Partnership and Parent, as applicable, shall file with the SEC the Proxy Statement and the Registration Statement and any amendments or supplements thereto and Partnership and Parent shall prepare and Parent, PBF LLC, Merger Sub, HoldCo, Partnership GP and the Partnership shall jointly file with the SEC the Schedule 13E-3, and any amendments thereto as required by Rule 13e-3 under the Exchange Act, and the Registration Statement, in which the Proxy Statement will be included as a prospectus. Each of the parties hereto shall, upon the request by the other, furnish the other with all information concerning themselves, their respective Subsidiaries, directors, officers and unitholders and such other matters, in each case, as may be reasonably advisable or necessary in connection with the

Proxy Statement, the Registration Statement or the Schedule 13E-3. Each of Partnership and Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and keep the Registration Statement effective for so long as necessary to consummate the transactions contemplated by this Agreement. Each of Partnership and Parent shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Common Unitholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. No filing of, or amendment or supplement to, including by incorporation by reference, the Registration Statement, the Schedule 13E-3 or the Proxy Statement will be made by any party without providing the other party a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to Partnership or Parent, or any of their respective Affiliates, directors or officers, is discovered by Partnership or Parent that should be set forth in an amendment or supplement to any of the Registration Statement, the Schedule 13E-3 or the Proxy Statement, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the Common Unitholders. The parties hereto shall notify each other promptly of the receipt of any comments, written or oral, from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement, the Registration Statement or the Schedule 13E-3 or for additional information and each party hereto shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the Registration Statement, the Schedule 13E-3 or the transactions contemplated by this Agreement and (ii) all orders of the SEC relating to the Registration Statement.

(b)    Subject to Section 6.1(c), Partnership shall, as promptly as practicable following the date on which the Registration Statement is declared effective under the Securities Act, establish a record date for, duly call, give notice of, convene and hold a special meeting of the Common Unitholders (the “Partnership Unitholder Meeting”) for the purpose of obtaining the Partnership Unitholder Approval. Subject to Section 6.3, Partnership shall, based on the GP Conflicts Committee’s recommendation, recommend to the Common Unitholders approval of this Agreement (collectively, the “Partnership Board Recommendation”) and use reasonable best efforts to obtain from the Common Unitholders the Partnership Unitholder Approval. The Proxy Statement shall include, subject to Section 6.3, the Partnership Board Recommendation and the opinion of the GP Conflicts Committee Financial Advisor. Without limiting the generality of the foregoing, but subject to Section 6.3, Partnership’s obligations pursuant to the first sentence of this Section 6.1(b) shall not be affected by the withdrawal or modification by the GP Conflicts Committee of the Partnership Board Recommendation or any other action by the GP Conflicts Committee or the GP Board with respect to this Agreement or the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, Partnership may postpone or adjourn the Partnership Unitholder Meeting (A) to solicit additional proxies for the purpose of obtaining the Partnership Unitholder Approval, (B) for the absence of quorum, (C) to the extent reasonably necessary to ensure that any supplement or amendment to the Proxy Statement that the GP Conflicts

Committee has determined after consultation with outside legal counsel is necessary under applicable Law is provided to the Common Unitholders within the minimum amount of time reasonably practicable prior to the Partnership Unitholder Meeting, and (D) if Partnership has delivered any notice contemplated by Section 6.3(b) and the time periods contemplated by Section 6.3(b) have not expired; provided, however, that in each case, Partnership shall not be permitted to postpone or adjourn the Partnership Unitholder Meeting to a date after the date that is less than two (2) Business Days prior to the Outside Date. In no event shall any matter be submitted to the Common Unitholders at the Partnership Unitholder Meeting other than the matters specifically contemplated by this Agreement without the prior written consent of Parent.

(c)    Unless this Agreement is validly terminated in accordance with Article VIII, Partnership shall submit this Agreement to the Common Unitholders for approval at the Partnership Unitholder Meeting even if the GP Board or the GP Conflicts Committee shall have effected a Partnership Adverse Recommendation Change.

Section 6.2    Conduct of Business.

(a)    Except (i) as provided in this Agreement, (ii) as set forth in Schedule 6.2(a) of the Partnership Disclosure Schedule, (iii) as required by applicable Law, (iv) as provided in any Partnership Material Contract in effect as of the date of this Agreement (including the Partnership Agreement) or (v) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Effective Time, (A) each of Partnership GP and Partnership shall, and shall cause each of their respective Subsidiaries to, conduct its business in the ordinary course of business consistent with past practice; provided, that this Section 6.2(a)(A) shall not prohibit Partnership and its Subsidiaries from taking commercially reasonable actions outside of the ordinary course of business or not consistent with past practice in response to (x) changes or developments resulting from the COVID-19 pandemic or (y) other changes or developments that would reasonably be expected to cause a reasonably prudent company similar to Partnership to take commercially reasonable actions outside of the ordinary course of business or not consistent with past practice; provided, further, however, that prior to taking any such action outside of the ordinary course of business or not consistent with past practice, Partnership and Partnership GP shall consult with the Parent Entities and consider in good faith the views of the Parent Entities regarding any such proposed action, and (B) each of Partnership GP and Partnership shall not, and shall not permit any of their respective Subsidiaries to:

(i)    amend the Organizational Documents (whether by merger, consolidation, conversion or otherwise) of such entity in any manner that would reasonably be expected to prevent or in any material respect hinder, impede or delay the ability of the parties to satisfy any of the conditions to or the consummation of the Merger or the other transactions contemplated by this Agreement;

(ii)    declare, authorize, set aside or pay any distribution payable in cash, equity or property in respect of the Common Units, other than payment of regular quarterly cash distributions to Common Unitholders at the current per Common Unit distribution rate of $0.30 per Common Unit;

(iii)    issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any equity securities of the Partnership or any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for any equity securities, or any options, warrants or other rights of any kind to acquire any equity securities or such convertible or exchangeable securities or interests other than (x) issuances of Partnership Phantom Unit Awards in the ordinary course of business or Common Units upon vesting or settlement of Partnership Phantom Unit Awards that are outstanding on the date of this Agreement or otherwise granted in compliance with this Agreement, or (y) in connection with the refinancing of the Partnership Credit Facility or other Partnership indebtedness;

(iv)    make any acquisition or disposition, directly or indirectly (including by merger, consolidation, acquisition of assets, tender or exchange offer or otherwise), of any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof or any property or assets of any other Person, other than immaterial acquisitions or dispositions in the ordinary course of business;

(v)    make any loans or advances to any Person (other than (A) to its employees in the ordinary course of business consistent with past practice, (B) loans and advances to the Partnership or any of its Subsidiaries and (C) trade credit granted in the ordinary course of business consistent with past practice);

(vi)    incur, refinance or assume, or prepay or repurchase, any indebtedness for borrowed money or guarantee any such indebtedness for borrowed money or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Partnership or any of its Subsidiaries, other than (A) refinancing Partnership Credit Facility, (B) repurchase or redeem the Partnership’s outstanding notes, including in connection therewith borrowings from Parent or PBF LLC by the Partnership to the extent approved by the GP Conflicts Committee, (C) borrowings from Partnership or any of its Subsidiaries by Partnership or any of its Subsidiaries, (D) repayments of borrowings from Partnership or any of its Subsidiaries by Partnership or any of its Subsidiaries and guarantees by Partnership or any of its Subsidiaries of indebtedness of Partnership or any of its Subsidiaries and (E) repayments or repurchases required pursuant to the terms of such indebtedness for borrowed money or debt securities;

(vii)    split, combine, divide, subdivide, reverse split, reclassify, recapitalize or effect any other similar transaction with respect to any of such entity’s capital stock or other equity interests;

(viii)    adopt a plan or agreement of complete or partial liquidation, dissolution or restructuring or a plan or agreement of reorganization under any bankruptcy or similar Law;

(ix)    waive, release, assign, settle or compromise any Proceeding, including any state or federal regulatory Proceeding seeking damages or injunction or other equitable relief, which waiver, release, assignment, settlement or compromise would reasonably be expected to result in a Partnership Material Adverse Effect;

(x)    make any material changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP;

(xi)    except as required by applicable Law or the terms of any Partnership Benefit Plan existing and in effect on the date of this Agreement or as contemplated by this Agreement, (A) establish, adopt, materially amend or modify, commence participation in or terminate (or commit to establish, adopt, materially amend or modify, commence participation in or terminate) any Partnership Benefit Plan (or any plan or arrangement that would be a Partnership Benefit Plan if in effect as of the date of this Agreement), (B) materially increase in any manner the compensation, severance or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of Partnership GP, Partnership or any of their respective Subsidiaries, or enter into or amend any employment, severance, termination, retention or consulting agreement, in each case, other than in the ordinary course of business, (C) accelerate any material rights or benefits under any Partnership Benefit Plan, or (D) grant or amend any Partnership Phantom Unit Awards or other equity awards, except in the ordinary course of business or as contemplated by this Agreement; or

(xii)    agree, in writing or otherwise, to take any of the foregoing actions or take any action or agree, in writing or otherwise, to take any action, including proposing or undertaking any merger, consolidation or acquisition, in each case, that would reasonably be expected to prohibit, prevent or in any material respect hinder, impede or delay the ability of the parties to satisfy any of the conditions to or the consummation of the Merger or the other transactions contemplated by this Agreement.

(b)    Except (i) as provided in this Agreement, (ii) as set forth in Schedule 6.2(b) of the Parent Disclosure Schedule, (iii) as required by applicable Law, (iv) as provided in any Parent Material Contract in effect as of the date of this Agreement or (v) as consented to in writing by Partnership (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Effective Time, (A) each of the Parent Entities shall, and shall cause each of their respective Subsidiaries to, conduct its business in the ordinary course of business consistent with past practice; provided, that this Section 6.2(b)(A) shall not prohibit Parent and its Subsidiaries from taking commercially reasonable actions outside of the ordinary course of business or not consistent with past practice in response to (x) changes or developments resulting from the COVID-19 pandemic or (y) other changes or developments that would reasonably be expected to cause a reasonably prudent company similar to Parent to take commercially reasonable actions outside of the ordinary course of business consistent with past practice, and (B) Parent shall not:

(i)    amend its Organizational Documents (whether by merger, consolidation, conversion or otherwise) in any manner that would reasonably be expected to (a) prevent or in any material respect hinder, impede or delay the ability of the parties to satisfy any of the conditions to or the consummation of the Merger or the other transactions contemplated by this Agreement, or (b) adversely affect (1) the economic benefits to be obtained by the Partnership Unaffiliated Unitholders upon the consummation of the Merger or (2) the terms of the Parent Common Stock in any material respect;

(ii)    split, combine, divide, subdivide, reverse split, reclassify, recapitalize or effect any other similar transaction with respect to Parent’s capital stock;

(iii)    adopt a plan or agreement of complete or partial liquidation or dissolution or restructuring or a plan or agreement of reorganization under any bankruptcy or similar Law; or

(iv)    agree, in writing or otherwise, to take any of the foregoing actions, or take any action or agree, in writing or otherwise, to take any action, including proposing or undertaking any merger, consolidation or acquisition, in each case, that would reasonably be expected to prohibit, prevent or in any material respect hinder, impede or delay the ability of the parties to satisfy any of the conditions to or the consummation of the Merger or the other transactions contemplated by this Agreement.

(c)    From the date of this Agreement until the Closing Date, neither Partnership nor Parent shall, nor shall it cause any of its Subsidiaries to, take any action prohibited by this Agreement or fail to take any action required by this Agreement that, in either case, would be reasonably likely to materially delay the consummation of the Merger or result in the failure of a condition to closing pursuant to Article VII.

(d)    From the date of this Agreement until the Closing Date, each of Partnership and Parent shall, and shall cause its Subsidiaries to, promptly notify the other party in writing of (i) any event, condition or circumstance that could reasonably be expected to result in any of the conditions set forth in Article VII not being satisfied at the Effective Time, and (ii) any material breach by the notifying party of any covenant, obligation, or agreement contained in this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.2(d) shall not limit or otherwise affect the remedies available hereunder to the notified party.

Section 6.3    Partnership Adverse Recommendation Change.

(a)    Except as permitted by this Section 6.3, Partnership and Partnership GP, acting through the GP Board or the GP Conflicts Committee or otherwise, shall not, and shall cause their respective Subsidiaries and the foregoing shall use their reasonable best efforts to cause their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) not to, directly or indirectly (i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the Partnership Board Recommendation or (ii) fail to include the Partnership Board Recommendation in the Proxy Statement (the taking of any such action being referred to as a “Partnership Adverse Recommendation Change”). Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by Partnership’s or Partnership GP’s Representatives, other than any violation caused by or at the direction of Parent, shall be deemed to be a breach of this Section 6.3 by Partnership and Partnership GP.

(b)    Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Partnership Unitholder Approval, and subject to compliance in all material respects with this Section 6.3(b), the GP Board or the GP Conflicts Committee may (x) make a Partnership Adverse Recommendation Change or (y) terminate this Agreement pursuant to Section 8.1(d)(ii), in each case:

(i)    in response to an Intervening Event if the GP Board or the GP Conflicts Committee, as applicable, after consultation with its financial advisors and outside legal counsel, determines in good faith that failure to take such action would be inconsistent with its duties under the Partnership Agreement and applicable Law;

(ii)    if the GP Board or the GP Conflicts Committee, as applicable, has provided prior written notice to Parent specifying in reasonable detail the material events giving rise to the Intervening Event at least three (3) days in advance of its intention to take such action with respect to a Partnership Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.1(d)(ii), as the case may be, unless at the time such notice is otherwise required to be given there are less than three (3) days prior to the Partnership Unitholder Meeting, in which case the GP Board or the GP Conflicts Committee, as applicable, shall provide as much notice as is practicable (the period inclusive of all such days, the “Partnership Notice Period”); and

(iii)    if, during the Partnership Notice Period, the GP Board or the GP Conflicts Committee, as applicable, has negotiated, and has used its reasonable best efforts to cause its financial advisors and outside legal counsel to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the failure to effect such Partnership Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.1(d)(ii), as the case may be, would not be inconsistent with its duties under the Partnership Agreement and applicable Law; provided, however, that the GP Board or the GP Conflicts Committee, as applicable, shall take into account all changes to the terms of this Agreement proposed by Parent in determining whether the failure to effect such Partnership Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.1(d)(ii), as the case may be, would not be inconsistent with its duties under the Partnership Agreement and applicable Law.

Section 6.4    Reasonable Best Efforts.

(a)    Subject to the terms and conditions of this Agreement, the Parent Entities, on the one hand, and each of Partnership and Partnership GP, on the other hand, shall cooperate with the other and use and shall cause their respective Subsidiaries to use its reasonable best efforts to (i) take, or cause to be taken, all appropriate actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable (and in any event no later than the Outside Date), including, for the avoidance of doubt, in the case of Parent until the Effective Time or the termination of this Agreement, causing to be voted all Common Units beneficially owned by Parent in favor of the Merger at the Partnership Unitholder Meeting pursuant to the Support Agreement and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), (ii) obtain promptly (and in any event no later than the Outside Date) all approvals, consents, waivers, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the transactions contemplated by this Agreement and (iii) defend any Proceedings challenging this Agreement or the consummation of the transactions contemplated by this Agreement or seek to have lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby.

(b)    In furtherance and not in limitation of the foregoing, each party hereto (including by their respective Subsidiaries) agrees to make an appropriate filing (if required by applicable Law) of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement as promptly as practicable and in any event within five (5) Business Days after the date of this Agreement (unless a later date is mutually agreed to by the parties hereto) and to supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Authority pursuant to the HSR Act or any other applicable Antitrust Law and use its reasonable best efforts to take, or cause to be taken (including by their respective Subsidiaries), all other actions consistent with this Section 6.4 necessary to cause the expiration or termination of any applicable waiting periods under the HSR Act as promptly as practicable (and in any event no later than the Outside Date).

(c)    Each of the parties hereto shall, and shall cause their respective Subsidiaries to, use its reasonable best efforts to (i) cooperate in all respects with each other party in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated hereby, including by providing the other party a reasonable opportunity to review and comment thereon, and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the transactions contemplated hereby, including any Proceeding initiated by a private Person, and (ii) promptly inform the other party of (and supply to the other party) any written communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and any material written communication received or given in connection with any Proceeding by a private Person, in each case regarding any of the transactions contemplated hereby. The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 6.4 in a manner so as to preserve the applicable privilege.

Section 6.5    Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and Partnership. Thereafter, neither Parent nor the Partnership shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to this Agreement or the transactions contemplated by this Agreement without the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Laws or by any applicable listing agreement with the NYSE, as applicable, as determined in the good faith judgment of the party proposing to make such release (in which case such party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other party); provided, however, that each party and their respective Affiliates may make statements that are consistent with statements made in previous press releases, public disclosures or public statements made by Parent or the Partnership in compliance with this Section 6.5.

Section 6.6    Access to Information; Confidentiality. Upon reasonable advance notice and subject to applicable Laws relating to the exchange of information, each party hereto shall, and shall cause each of its Subsidiaries to afford to the other party and its Representatives reasonable access during normal business hours (and, with respect to books and records, the right to copy) to all of its and such Subsidiaries’ properties, commitments, books, Contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other Representatives, in each case for integration and operational planning related to the transactions contemplated by this Agreement; provided that such access shall be provided on a basis that minimizes the disruption to the operations of the requested party and its Representatives. Subject to applicable Laws, from the Execution Date until the Effective Time, Parent and Partnership shall furnish promptly to the other (i) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it in connection with the transactions contemplated by this Agreement during such period pursuant to the requirements of federal, state or foreign Laws (including pursuant to the Securities Act, the Exchange Act and the rules of any Governmental Authority thereunder), as applicable (other than documents which such party is not permitted to disclose under applicable Laws) (which furnishing will be deemed to have occurred in the case of any document filed with or furnished to the SEC without further action on the part of the furnishing party) and (ii) all information concerning Parent’s or Partnership’s business, properties and personnel as the other party may reasonably request, including all information relating to environmental matters. Notwithstanding the foregoing, Parent shall have no obligation to disclose or provide access to any information the disclosure of which Parent has concluded may jeopardize any privilege available to Parent or any of its Affiliates relating to such information or would be in violation of a confidentiality obligation binding on Parent or any of its Affiliates. Except for disclosures permitted by the terms of the Confidentiality Agreement, dated as of July 6, 2022 between Parent and Partnership GP (as it may be amended from time to time, the “Confidentiality Agreement”), Partnership shall hold information received from Parent pursuant to this Section 6.6 in confidence in accordance with the terms of the Confidentiality Agreement.

Section 6.7    Indemnification and Insurance.

(a)    From and after the Effective Time, solely to the extent that Partnership or Partnership GP or any applicable Subsidiary thereof would be permitted to indemnify an Indemnified Person immediately prior to the Effective Time, Parent and the Surviving Entity jointly and severally agree to (i) indemnify and hold harmless all Indemnified

Persons to the fullest extent permitted under applicable Law against any reasonable costs or expenses (including reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Proceeding, including any Proceeding relating to a claim for indemnification or advancement brought by an Indemnified Person), judgments, fines, losses, claims, damages or liabilities, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in connection with any actual or threatened Proceeding, and, upon receipt by Parent of an undertaking by or on behalf of the Indemnified Person to repay such amount if it shall be determined in a final and non-appealable judgment entered by a court of competent jurisdiction that the Indemnified Person is not entitled to be indemnified, provide advancement of expenses with respect to each of the foregoing to, and (ii) honor the provisions regarding elimination of liability of officers and directors, indemnification of officers and directors and advancement of expenses contained in the Organizational Documents of Partnership and Partnership GP immediately prior to the Effective Time, and ensure that the Organizational Documents of the Partnership and Partnership GP or any of their respective successors or assigns, if applicable, shall, for a period of six years following the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers and employees of Partnership and Partnership GP than as set forth in such Organizational Documents as of the Execution Date. Any right of an Indemnified Person pursuant to this Section 6.7(a) shall not be amended, repealed, terminated or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Person as provided herein, and shall be enforceable by such Indemnified Person and their respective heirs and Representatives against Parent and Partnership GP and their respective successors and assigns.

(b)    Parent shall, prior to the Effective Time, purchase a “tail policy” under Partnership’s existing directors’ and officers’ liability insurance policies, on terms and conditions providing substantially equivalent benefits as Partnership’s existing directors’ and officers’ liability insurance policies, to provide coverage for a period of six (6) years from the Effective time with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by Indemnified Persons in their capacity as such.

(c)    The rights of any Indemnified Person under this Section 6.7 shall be in addition to any other rights such Indemnified Person may have under the Organizational Documents of Partnership and Partnership GP, any indemnification agreements, or the DLLCA and DRULPA. The provisions of this Section 6.7 shall survive the consummation of the transactions contemplated by this Agreement for a period of six (6) years and are expressly intended to benefit each of the Indemnified Persons and their respective heirs and Representatives; provided, however, that in the event that any claim or claims for indemnification or advancement set forth in this Section 6.7 are asserted or made within such six (6)-year period, all rights to indemnification and advancement in respect of any such claim or claims shall continue until disposition of all such claims. If Parent and/or Partnership GP, or any of their respective successors or assigns (i) consolidates with or merges into any other Person, or (ii) transfers or conveys all or substantially all of their businesses or assets to any other Person, then, in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent and/or Partnership GP shall assume the obligations of Parent and Partnership GP set forth in this Section 6.7.

Section 6.8    Fees and Expenses. Except as otherwise provided in Section 8.2 and Section 8.3, all fees and expenses incurred in connection with the transactions contemplated by this Agreement including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated by this Agreement, shall be the obligation of the respective party incurring such fees and expenses, except Parent and Partnership shall each bear and pay one half of the expenses incurred in connection with the filing, printing and mailing of the Registration Statement, the Schedule 13E-3 and the Proxy Statement.

Section 6.9    Section 16 Matters. Prior to the Effective Time, Parent and Partnership shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Common Units (including derivative securities with respect to Common Units) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Partnership, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.10    Listing; Delisting and Deregistration.

(a)    Parent shall use reasonable best efforts to cause the Parent Common Stock to be issued pursuant to and in accordance with this Agreement to be approved for listing (subject, if applicable, to notice of issuance) for trading on the NYSE prior to the Closing.

(b)    The Partnership will cooperate and use its reasonable best efforts to cause the delisting of Common Units from the NYSE and the deregistration of such securities under the Exchange Act as promptly as practicable following the Closing in compliance with applicable Law.

Section 6.11    Dividends and Distributions. After the date of this Agreement until the Effective Time, each of Parent and Partnership shall coordinate with the other regarding the declaration of any dividends or distributions in respect of Parent Common Stock and Common Units and the record dates and payment dates relating thereto, it being the intention of the parties that Common Unitholders shall not receive, for any quarter, distributions both in respect of Common Units and also dividends in respect of Parent Common Stock that they receive in exchange therefor in the Merger, but that they shall receive for any such quarter either: (a) only distributions in respect of Partnership Interests or (b) only dividends in respect of Parent Common Stock that they receive in exchange therefor in the Merger. During the term of this Agreement, in accordance with past practice, Partnership GP shall consider and, if appropriate for Partnership, shall approve and declare, and cause Partnership to pay, a cash distribution to Common Unitholders (including the Partnership Unaffiliated Unitholders) in accordance with past practice for each completed calendar quarter ending prior to the Closing Date in an amount equal to not less than the current per Common Unit distribution rate of $0.30 per Common Unit per completed calendar quarter to the extent a distribution is declared and the Closing does not occur prior to the applicable record date established by the GP Board with respect to such quarterly distribution; provided, however, that neither Partnership GP nor Partnership shall be required to take any action pursuant to this Section 6.11 that would violate applicable Law, the Organizational Documents of Partnership or any Contract to which Partnership GP or Partnership is a party as of the Execution Date.

Section 6.12    GP Conflicts Committee. Prior to the earlier of the Effective Time and the termination of this Agreement, the Parent Entities shall not and they shall not permit any of their Subsidiaries to, take any action intended to cause Partnership GP to, without the consent of a majority of the then existing members of the GP Conflicts Committee, eliminate the GP Conflicts Committee, revoke or diminish the authority of the GP Conflicts Committee or remove or cause the removal of any director of Partnership GP that is a member of the GP Conflicts Committee either as a director or as a member of such committee. For the avoidance of doubt, this Section 6.12 shall not apply to the filling, in accordance with the provisions of the Partnership GP LLC Agreement, of any vacancies caused by the resignation, death or incapacity of any such director or any removal of a director for cause.

Section 6.13    Performance by Partnership GP. Partnership GP shall cause Partnership and its Subsidiaries to comply with the provisions of this Agreement and the Support Agreement. Notwithstanding the foregoing, it is understood and agreed that actions or inactions by Partnership and Partnership GP and their respective Subsidiaries shall not be deemed to be breaches or violations or failures to perform by Parent or its Subsidiaries of any of the provisions of this Agreement unless such action or inaction was or was not taken at the direction of or on the recommendation of, or with respect to Partnership and Partnership GP and their respective Subsidiaries and subject to Section 6.2(b), with the consent of, Parent.

Section 6.14    Tax Treatment. For United States federal income tax purposes (and for purposes of any applicable state, local or foreign Tax that follows the United States federal income tax treatment), the parties agree to treat the Merger as a taxable sale of the Public Common Units by the holders of such Public Common Units in exchange for the Merger Consideration. The parties will prepare and file all Tax Returns consistent with the foregoing and will not take any inconsistent position on any Tax Return, or during the course of any Proceeding with respect to Taxes, except as otherwise required by applicable Law following a final determination by a court of competent jurisdiction or other administrative settlement with or final administrative decision by the relevant Governmental Authority.

Section 6.15    Takeover Statutes. If any Takeover Statute shall become applicable to this Agreement, the Merger, the Parent Stock Issuance or the other transactions contemplated hereby or related thereto, Parent, the Parent Board, Partnership GP, the GP Board and the GP Conflicts Committee shall grant such approvals and shall use reasonable best efforts to take such actions so that the transactions contemplated hereby, including the Merger and the Parent Stock Issuance, may be consummated as promptly as practicable on the terms contemplated hereby and otherwise use reasonable best efforts to eliminate or minimize the effects of such Takeover Statute on the transactions contemplated hereby, including the Merger and the Parent Stock Issuance.

Section 6.16    Securityholder Litigation. Partnership and Partnership GP shall give Parent prompt notice and the opportunity to participate in the defense or settlement of any securityholder litigation against Partnership and Partnership GP and/or their directors (as applicable) relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned).

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)    Partnership Unitholder Approval. The affirmative vote or consent of the holders of a majority of the Outstanding Common Units voting as a single class at the Partnership Unitholder Meeting or any adjournment or postponement thereof in favor of the approval of this Agreement and the transactions contemplated hereby, including the Merger (the “Partnership Unitholder Approval”), shall have been obtained in accordance with applicable Law and the Organizational Documents of Partnership.

(b)    Regulatory Approval. Any waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have been terminated or shall have expired.

(c)    No Injunctions or Restraints. No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the transactions contemplated by this Agreement or making the consummation of the transactions contemplated by this Agreement illegal.

(d)    Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no Proceedings for that purpose shall have been initiated or threatened by the SEC.

(e)    Stock Exchange Listing. The Parent Common Stock deliverable to the Partnership Unaffiliated Unitholders as contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(f)    Credit Facilities. All necessary consents under the Partnership Credit Facility shall have been obtained or replacement facilities acceptable to Parent shall have been entered into.

Section 7.2    Conditions to Obligations of the Parent Entities to Effect the Merger. The obligations of the Parent Entities to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)    Representations and Warranties. (i) The representations and warranties of Partnership and Partnership GP contained in Section 4.1(a), Section 4.2, Section 4.3(a) and Section 4.3(c), and Section 4.6(a) shall be true and correct in all respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (ii) all other representations and warranties of Partnership and Partnership GP set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct (except with respect to Section 4.5 and Section 4.9, without giving effect to any limitation as to “materiality” or “Partnership Material Adverse Effect” set forth in any individual such representation or warranty) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect. Parent shall have received a certificate signed on behalf of Partnership and Partnership GP by an executive officer of Partnership GP to such effect.

(b)    Performance of Obligations of Partnership and Partnership GP. Partnership and Partnership GP shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date. Parent shall have received a certificate signed on behalf of Partnership and Partnership GP by an executive officer of Partnership GP to such effect.

Section 7.3    Conditions to Obligation of Partnership to Effect the Merger. The obligation of Partnership to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)    Representations and Warranties. (i) The representations and warranties of Parent contained in Section 5.1(a), Section 5.2, Section 5.3(a) and Section 5.6(a) shall be true and correct in all respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (ii) all other representations and warranties of Parent set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct (except with respect to Section 5.5 and Section 5.9, without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in any individual such representation or warranty) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Partnership shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(b)    Performance of Obligations of the Parent Entities. Each of the Parent Entities shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date. Partnership shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

Section 7.4    Frustration of Closing Conditions.

(a)    Neither Partnership nor Partnership GP may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was due to the failure of either such party to perform and comply in all material respects with the covenants and agreements to be performed or complied with by it prior to the Closing.

(b)    None of the Parent Entities may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was due to the failure of either such party to perform and comply in all material respects with the covenants and agreements to be performed or complied with by it prior to the Closing.

ARTICLE VIII

TERMINATION

Section 8.1    Termination. This Agreement may be terminated and the transactions contemplated by this Agreement abandoned at any time prior to the Effective Time:

(a)    by the mutual written consent of Partnership and Parent duly authorized by the Parent Board and the GP Conflicts Committee.

(b)    by either of Partnership or Parent:

(i)    if the Closing shall not have been consummated on or before March 31, 2023, (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available (A) to Partnership or Parent if the failure to satisfy such condition was due to the failure of, in the case of Partnership, Partnership or Partnership GP, and in the case of the Parent Entities, to perform and comply in all material respects with the covenants and agreements to be performed or complied with by it prior to the Closing or (B) to Partnership or Parent if, in the case of Parent, Partnership or Partnership GP, and in the case of Partnership, any of the Parent Entities, has filed (and is then pursuing) an action seeking specific performance as permitted by Section 9.9;

(ii)    if any Restraint having the effect set forth in Section 7.1(c) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to Partnership or Parent if such Restraint was due to the failure of, in the case of Partnership, Partnership or Partnership GP, and in the case of Parent, Parent, PBF LLC, Merger Sub or HoldCo to perform any of its respective obligations under this Agreement; or

(iii)    if the Partnership Unitholder Meeting and any postponements or adjournments thereof shall have concluded and the Partnership Unitholder Approval shall not have been obtained;

(c)    by Parent:

(i)    if a Partnership Adverse Recommendation Change shall have occurred prior to the Partnership Unitholder Meeting; or

(ii)    if Partnership or Partnership GP shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of Partnership or Partnership GP set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (B) is incapable of being cured, or is not cured, by Partnership or Partnership GP within thirty (30) days following receipt of written notice from Parent of such breach or failure; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(ii) if Parent, PBF LLC, Merger Sub or HoldCo is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

(d)    by Partnership:

(i)     if Parent shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of Parent set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (B) is incapable of being cured, or is not cured, by Parent within thirty (30) days following receipt of written notice from Partnership of such breach or failure; provided, however, that Partnership shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if Partnership or Partnership GP is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(ii)    if prior to the receipt of the Partnership Unitholder Approval, in response to an Intervening Event, the GP Board or the GP Conflicts Committee shall have determined to terminate this Agreement as contemplated in Section 6.3(b); provided, that each of Partnership, the GP Board and the GP Conflicts Committee shall have complied in all material respects with Section 6.3(b).

Section 8.2    Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the provisions in the last sentence of Section 6.6, the provisions in Section 6.8, Section 8.2, Section 8.3 and Article IX, all of which shall survive termination of this Agreement), and, except as otherwise provided in this Section 8.2, there shall be no liability on the part of any of Parent, PBF LLC, Merger Sub, HoldCo or Partnership and Partnership GP or their respective directors, officers and Affiliates; provided, however, that no such termination shall relieve any party hereto from (a) its obligation to pay the Parent Termination Fee, the Parent Expenses or the Partnership Expenses if, as and when required pursuant to Section 8.3, (b) any liability for any failure to consummate the Merger and the other transactions contemplated by this Agreement when required pursuant to this Agreement or (c) any liability for intentional fraud or a Willful Breach of any covenant or other agreement contained in this Agreement. Notwithstanding the foregoing, in no event shall Partnership GP or Partnership have any liability for any matter set forth in the proviso of the preceding sentence for any action taken or omitted to be taken by Partnership GP, Partnership, any of their respective Subsidiaries or any of their respective Representatives at the direction of Parent, any of its Subsidiaries or any of their respective Representatives.

For purposes of this Agreement, “Willful Breach” shall mean a material breach of this Agreement that is a consequence of a deliberate act or a deliberate failure to act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) would (i) cause a material breach of this Agreement and (ii) prevent or materially delay the Closing.

Section 8.3    Termination Fees; Expenses.

(a)    If this Agreement is validly terminated by Partnership or Parent pursuant to the provisions of Section 8.1(b)(iii) (No Partnership Unitholder Approval), Partnership shall pay to the Parent by wire transfer of immediately available funds (to an account designated by the Parent), an amount equal to the Parent Expenses, and such payment shall be made within three (3) Business Days following such termination.

(b)    If prior to the Partnership Unitholder Meeting this Agreement is validly terminated by Parent pursuant to Section 8.1(c)(i) (Partnership Adverse Recommendation Change) or Section 8.1(c)(ii) (Partnership Terminable Breach), Partnership shall pay to Parent the Parent Expenses within three (3) Business Days following such termination.

(c)    In no event shall Partnership be required to pay both the Parent Expenses and the Parent Termination Fee on more than one occasion. If Partnership is obligated to pay the Parent Expenses to Parent pursuant to Section 8.3(a) or Section 8.3(b), and the Parent Termination Fee pursuant to Section 8.3(e), Partnership shall only be required to pay the Parent Termination Fee.

(d)    If this Agreement is validly terminated by Partnership pursuant to Section 8.1(d)(i) (Parent Terminable Breach), Parent shall pay to Partnership the Partnership Expenses within three (3) Business Days following such termination.

(e)    If this Agreement is validly terminated by Partnership pursuant to Section 8.1(d)(ii) (Partnership Adverse Recommendation Change), Partnership shall pay to Parent the Parent Termination Fee within three (3) Business Days following such termination.

(f)    The parties acknowledge that payment of the Parent Expenses, Parent Termination Fee and the Partnership Expenses, as applicable, if, as and when required pursuant to this Section 8.3, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is due and payable and which do not involve fraud or Willful Breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. In no event shall a party be entitled to more than one payment of the Parent Expenses and Partnership Expenses, as applicable, in connection with a termination of this Agreement pursuant to which such amounts are payable.

(g)    The parties acknowledge that the provisions of this Section 8.3 are an integral part of the transactions contemplated hereby and that, without these agreements, none of Partnership, Partnership GP, Parent, PBF LLC, Merger Sub or HoldCo would enter into this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.1    No Survival, Etc. The representations, warranties and agreements in this Agreement (including, for the avoidance of doubt, any schedule, instrument or other document delivered pursuant to this Agreement) shall terminate at the Effective Time or, except as otherwise provided in Section 8.2 or Section 8.3, upon the termination of this Agreement pursuant to Section 8.1, as the case may be, except that the agreements set forth in Article I, Article II, Article III and the last sentence of Section 6.6, Section 6.8 and Article IX and any other agreement in this Agreement that contemplates performance after the Effective Time shall survive the Effective Time.

Section 9.2    Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Partnership Unitholder Approval, by written agreement of the parties hereto, by action taken or authorized by the Parent Board and the GP Board; provided, however, that the GP Board may not take or authorize any such action unless it has been approved by the GP Conflicts Committee; provided, further, that following receipt of the Partnership Unitholder Approval, there shall be no amendment or change to the provisions of this Agreement which by applicable Law or stock exchange rule would require approval of the Parent Stockholders or further approval by the Common Unitholders, as applicable, without such approval. Notwithstanding the foregoing, each of Parent and Partnership shall have the continuing right until the Closing to add, supplement or amend the Parent Disclosure Schedule and the Partnership Disclosure Schedule, as applicable, and no such amendment shall require the prior consent of the other party.

Section 9.3    GP Board Consent. Unless otherwise expressly set forth in this Agreement, whenever a determination, decision, waiver, approval, agreement or consent of Partnership or Partnership GP is required pursuant to this Agreement (including any determination to exercise or refrain from exercising any rights under Article VIII or to enforce the terms of this Agreement (including Section 9.9)), such determination, decision, waiver, approval, agreement or consent must be authorized by the GP Board; provided, however, that the GP Board may not take or authorize any such action unless it has been approved in writing by the GP Conflicts Committee.

Section 9.4    Extension of Time, Waiver, Etc. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto, (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions or (d) make or grant any consent under this Agreement; provided, however, that, prior to the Partnership Unitholder Approval, the GP Board may not take or authorize any such action unless it has been approved in writing by the GP Conflicts Committee. Notwithstanding the foregoing, no failure or delay by Partnership, Partnership GP, Parent, PBF LLC, Merger Sub or HoldCo in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 9.5    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties hereto, except that Merger Sub or HoldCo may assign, in their sole discretion, any of or all of their respective rights, interests and obligations under this Agreement to any Subsidiary of Parent, but no such assignment shall relieve Parent, PBF LLC, Merger Sub or HoldCo of any of its respective obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 9.5 shall be null, void and ineffective.

Section 9.6    Counterparts. This Agreement may be executed in counterparts (including by electronic or portable document format (.pdf) transmission), each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. The signatures of all parties need not appear on the same counterpart and delivery of an executed counterpart signature page of this Agreement (including by means of email attaching a copy in .pdf or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document) will be equally as effective as delivery of an original executed counterpart of this Agreement in the presence of the other parties.

Section 9.7    Entire Understanding; No Third-Party Beneficiaries. This Agreement, the Confidentiality Agreement, the Support Agreement, the Partnership Disclosure Schedule, the Parent Disclosure Schedule and any certificates delivered by any party pursuant to this Agreement (a) constitute the entire agreement and understanding, and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and thereof and (b) shall not confer upon any Person other than the parties hereto any rights (including third-party beneficiary rights or otherwise) or remedies hereunder, except for, in the case of clause (b) of this sentence, the provisions of Section 6.7 and Section 9.12.

Section 9.8    Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)    This Agreement, and any claims or disputes arising under or related to this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State.

(b)    Each of the parties hereto irrevocably agrees that any Proceeding with respect to this Agreement and the rights and obligations arising hereunder, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto consents to the service being made through the notice procedures set forth in Section 9.10, irrevocably submits with regard to any such Proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any Proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 9.8, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (A) the Proceeding in such court is brought in an inconvenient forum, (B) the venue of such Proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party hereto expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Law of the State of Delaware and of the United States of America; provided, however, that each such party’s consent to jurisdiction and service contained in this Section 9.8(b) is solely for the purpose referred to in this Section 9.8(b) and shall not be deemed to be a general submission to such courts or in the State of Delaware other than for such purpose

(c)    EACH PARTY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 9.9    Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed (including failing to take such actions as are required of it hereunder in order to consummate the Merger) in accordance with their specific terms or were otherwise breached and it is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 9.9 in the Delaware Court of Chancery or, if the Delaware Court of Chancery declines to accept jurisdiction over such matter, any federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (a) either party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity (it being understood that nothing in this sentence shall prohibit the parties hereto from raising other defenses to a claim for specific performance or other equitable relief under this Agreement). Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.9, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 9.10    Notices. All notices, requests, demands, and other communications hereunder will be in writing and will be deemed to have been duly given: (a) if by transmission by facsimile or hand delivery, when delivered; (b) if mailed via the official governmental mail system, five (5) Business Days after mailing, provided said notice is sent first class, postage pre-paid, via certified or registered mail, with a return receipt requested; (c) if mailed by an internationally recognized overnight express mail service such as Federal Express or UPS, one (1) Business Day after deposit therewith prepaid; or (d) if by email, one (1) Business Day after delivery with receipt confirmed. All notices will be addressed to the parties at the respective addresses as follows, provided, however, that notices of a change of address will be effective only upon receipt thereof:

If to Parent, PBF LLC, Merger Sub or HoldCo, to:

PBF Energy Inc.

One Sylvan Way, Second Floor

Parsippany, New Jersey 07054

Attention:     President

Email:           [****]

with copies (which shall not constitute notice) to:

PBF Energy Inc.

One Sylvan Way, Second Floor

Parsippany, New Jersey 07054

Attention:     General Counsel

Email:           [****]

Hunton Andrews Kurth LLP

600 Travis Street, Suite 4200

Houston, Texas 77002

Attention:    Philip Haines

Email:          [****]

If to Partnership or Partnership GP, to:

PBF Logistics LP

One Sylvan Way, Second Floor

Parsippany, New Jersey 07054

Attention:    Chairman of the Conflicts Committee of the

                    Board of Directors of PBF Logistics GP LLC

Email:         [****]

with a copy (which shall not constitute notice) to:

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, New York 10112

Attention:    Michael Swidler

Email:         [****]

Section 9.11    Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

Section 9.12    Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, equityholder, financing source, lender, agent, attorney, representative or Affiliate of any party hereto or of any of their respective Affiliates (unless such Affiliate is expressly a party to this Agreement) shall have any liability (whether in contract or in tort or otherwise) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated by this Agreement; provided, however, that nothing in this Section 9.12 shall limit any liability of the parties to this Agreement for breaches of the terms and conditions of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

PARENT: PBF ENERGY INC.

By:	/s/ Thomas J. Nimbley
Name:	Thomas J. Nimbley
Title:	Chief Executive Officer

PBF LLC: PBF ENERGY COMPANY LLC

By:	PBF Energy Inc., its managing member

By:	/s/ Thomas J. Nimbley
Name:	Thomas J. Nimbley
Title:	Chief Executive Officer

MERGER SUB: RIVERLANDS MERGER SUB LLC

By:	PBF Energy Company LLC, its sole member

By:	PBF Energy Inc., its managing member

By:	/s/ Thomas J. Nimbley
Name:	Thomas J. Nimbley
Title:	Chief Executive Officer

HOLDCO: PBFX HOLDINGS INC.

By:	/s/ Thomas J. Nimbley
Name:	Thomas J. Nimbley
Title:	Chief Executive Officer

Signature Page to Agreement and Plan of Merger

PARTNERSHIP: PBF LOGISTICS LP

By:	PBF Logistics GP LLC, its general partner

By:	/s/ Matthew Lucey
Name:	Matthew Lucey
Title:	Executive Vice President

PARTNERSHIP GP: PBF LOGISTICS GP LLC

By:	/s/ Matthew Lucey
Name:	Matthew Lucey
Title:	Executive Vice President

Signature Page to Agreement and Plan of Merger

Exhibit 10.1

Execution Version

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT, dated effective as of July 27, 2022 (this “Agreement”), is by and among PBF Energy Inc., a Delaware corporation (“Parent”), PBF Energy Company LLC, a Delaware limited liability company and Subsidiary of Parent (“PBF LLC” and, together with Parent, the “Parent Entities”), and PBF Logistics LP, a Delaware limited partnership (“Partnership”).

W I T N E S S E T H:

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, PBF LLC and Partnership have entered into an Agreement and Plan of Merger, dated as of the date hereof (as may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Parent, PBF LLC, PBF Logistics GP LLC, a Delaware limited liability company and the general partner of Partnership, Riverlands Merger Sub LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub”), PBFX Holdings Inc., a Delaware corporation (“HoldCo”) and Partnership, pursuant to which, upon the terms and subject to the conditions set forth therein, at the Effective Time, Merger Sub will merge with and into Partnership (the “Merger”), with Partnership surviving the Merger as an indirect Subsidiary of Parent owned by each of PBF LLC and HoldCo as provided in the Merger Agreement;

WHEREAS, Parent, indirectly through PBF LLC, is the Beneficial Owner (as defined below) of 29,953,631 common units (“Common Units”) representing limited partner interests in Partnership (such Common Units, the “Parent Common Units”);

WHEREAS, concurrently with the execution and delivery of the Merger Agreement, and as a condition and an inducement to Partnership entering into the Merger Agreement, the Parent Entities are entering into this Agreement with respect to the Parent Common Units; and

WHEREAS, the Parent is willing, subject to the limitations herein, not to Transfer (as defined below) any of the Parent Common Units and to cause PBF LLC to vote the Parent Common Units in a manner so as to facilitate consummation of the Merger and the other transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

GENERAL

Section 1.1 Definitions. This Agreement is the “Support Agreement” as defined in the Merger Agreement. Capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Merger Agreement.

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(a) “Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.

(b) “Beneficial Owners” shall mean Persons who Beneficially Own the referenced securities.

(c) “Transfer” means any direct or indirect offer, sale, assignment, pledge, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, assignment, pledge, disposition or other transfer (by operation of law or otherwise), of any Common Units Beneficially Owned by Parent, including in each case through the Transfer of any Person or any interest in any Person.

ARTICLE II

AGREEMENT TO RETAIN COMMON UNITS

Section 2.1 Transfer and Encumbrance of Parent Common Units.

(a) From the date of this Agreement until the earliest of (i) the Partnership Unitholder Approval being obtained, (ii) the date on which a Partnership Adverse Recommendation Change occurs, (iii) the termination of the Merger Agreement pursuant to and in compliance with the terms thereof or (iv) the termination of this Agreement by the written consent of the parties hereto and the GP Conflicts Committee (such earliest date, the “Termination Date”), the Parent Entities shall not, with respect to any Common Units Beneficially Owned by Parent, (x) Transfer any such Common Units or (y) deposit any such Common Units into a voting trust or enter into a voting agreement or arrangement with respect to such Common Units or grant any proxy (except as otherwise provided herein) or power of attorney with respect thereto.

(b) Notwithstanding Section 2.1(a), the Parent Entities may Transfer any Parent Common Units to any Person that (i) is a party to an agreement with Partnership with substantially similar terms as this Agreement or (ii) as a condition to such Transfer, agrees in a writing, reasonably satisfactory in form and substance to Partnership, to be bound by this Agreement, and delivers a copy of such executed written agreement to Partnership prior to the consummation of such transfer.

(c) Nothing in this Agreement shall restrict direct or indirect Transfers of equity or other interests in any Parent Entity (it being understood that the Parent Entities shall remain bound by this Agreement).

Section 2.2 Additional Purchases. From the date of this Agreement until the Termination Date, the Parent Entities agree that they shall not, and shall cause their respective Subsidiaries (excluding Partnership and Partnership GP) not to, purchase or otherwise acquire any additional Common Units other than the 29,953,631 Common Units of which Parent is the Beneficial Owner as of the date hereof.

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Section 2.3 Unpermitted Transfers; Involuntary Transfers. Any Transfer or attempted Transfer of any Common Units in violation of this Article II shall, to the fullest extent permitted by applicable Law, be null and void ab initio. If any involuntary Transfer of any of the Parent Entities’ Common Units shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Common Units subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

ARTICLE III

AGREEMENT TO VOTE

Section 3.1 Agreement to Vote. Prior to the Termination Date, the Parent Entities irrevocably and unconditionally agree that they shall, at any Partnership Unitholders Meeting, however called, appear at such meeting or otherwise cause the Parent Common Units to be counted as present at such meeting for purpose of establishing a quorum and vote, or cause to be voted at such meeting, all Parent Common Units:

(a) in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger; and

(b) against (i) any agreement, transaction or proposal that relates to any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or inconsistent with the Merger or matters contemplated by the Merger Agreement; (ii) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of any Parent Entity or any of their respective Subsidiaries contained in the Merger Agreement; (iii) any action or agreement that would result in any condition to the consummation of the Merger or the transactions contemplated by the Merger Agreement set forth in Article VI of the Merger Agreement not being fulfilled; and (iv) any other action that would reasonably be expected to materially impede, interfere with, delay, discourage, postpone or adversely affect any of the transactions contemplated by the Merger Agreement, including the Merger, or this Agreement. Any attempt by any Parent Entity to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of), the Parent Common Units in contravention of this Section 3.1 shall be null and void ab initio.

Notwithstanding anything to the contrary in this Agreement, the Parent Entities shall remain free to vote (or execute consents or proxies with respect to) the Parent Common Units with respect to any matter other than as set forth in Section 3.1(a) and Section 3.1(b) in any manner any Parent Entity deems appropriate.

Section 3.2 Limited Proxy. The Parent Entities hereby irrevocably appoint as their proxy and attorney-in-fact, the chairman of the GP Conflicts Committee and any person designated in writing by the chairman of the GP Conflicts Committee, each of them individually, with full power of substitution and resubstitution, to consent to or vote the Parent Common Units solely with respect to the matters set forth in Section 3.1(a) and Section 3.1(b) above. The Parent Entities intend this proxy to be irrevocable and unconditional with respect to the matters set forth in Section 3.1(a) and Section 3.1(b) during the term of this Agreement and coupled with an interest and will take such further action or execute such other instruments as may be reasonably necessary to effect the intent of this proxy, and hereby revokes any proxy previously granted by any Parent Entity with respect to the with respect to the matters set forth in Section 3.1(a) and Section 3.1(b) (and

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the Parent Entities hereby represent that any such proxy is revocable). The proxy granted by the Parent Entities pursuant to this Section 3.2 (i) shall be automatically revoked upon the earlier of the occurrence of (a) a Partnership Adverse Recommendation Change and (b) the Termination Date and (ii) may be terminated at any time by Partnership (and the GP Conflicts Committee, on behalf of Partnership) in its sole election by written notice provided to Parent.

ARTICLE IV

ADDITIONAL AGREEMENTS

Section 4.1 Waiver of Litigation. The Parent Entities agree (a) not to commence or join in, and (b) to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Partnership or any of its affiliates and each of their successors or directors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby or thereby, including any claim (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing) or (ii) alleging a breach of any fiduciary duty of the GP Board (or the GP Conflicts Committee) in connection with the negotiation and entry into this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, and hereby irrevocably waives any claim or rights whatsoever with respect to any of the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PARENT ENTITIES

Section 5.1 Representations and Warranties. The Parent Entities hereby represent and warrant as follows:

(a) Ownership. Parent has, with respect to the Parent Common Units, and at all times during the term of this Agreement will continue to have, Beneficial Ownership of, good and valid title to and full and exclusive power to vote, issue instructions with respect to the matters set forth in Article III, agree to all of the matters set forth in this Agreement and to Transfer the Parent Common Units. The Parent Common Units constitute all of the Common Units of Partnership owned Beneficially Owned by Parent as of the date of this Agreement.

(b) Authority. Each Parent Entity has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by each Parent Entity and (assuming due authorization, execution and delivery by Partnership) constitutes a valid and binding agreement of each Parent Entity, enforceable against each Parent Entity in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles), and no other action is necessary to authorize the execution and delivery by each Parent Entity or the performance of each Parent Entity’s obligations hereunder.

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(c) No Violation. The execution, delivery and performance by each Parent Entity of this Agreement will not (i) violate any provision of any Law applicable to any Parent Entity; (ii) violate any order, judgment or decree applicable to any Parent Entity; or (iii) contravene, conflict with, violation any provision of, result in any breach of, or require the consent of any Person under, (A) any Contract to which any Parent Entity is a party, or by which they or any of their respective properties or assets are bound or affected, or (B) the terms, conditions or provisions of the Organizational Documents of the Parent Entities, except in the case of clauses (i) and (ii) above, for such violations, conflicts, contraventions or consents that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Consents and Approvals. The execution and delivery by each Parent Entity of this Agreement does not, and the performance of each Parent Entity’s obligations hereunder, require any Parent Entity to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority, except such filings and authorizations as may be required under the Exchange Act or, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(e) Absence of Litigation. To the Knowledge of Parent, there are no pending Proceedings against or affecting the Parent Entities or any of their respective properties or assets at law or in equity before any Governmental Authority that, if determined adversely to such Parent Entity, have had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

ARTICLE VI

MISCELLANEOUS

Section 6.1 Termination. This Agreement shall terminate upon the earlier of (a) the date of a Partnership Adverse Recommendation Change and (b) the Termination Date. Neither the provisions of this Section 6.1 nor the termination of this Agreement shall relieve (x) any party hereto from any liability of such party to any other party incurred prior to such termination or (y) any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement. Nothing in the Merger Agreement shall relieve any Parent Entity from any liability arising out of or in connection with a breach of this Agreement.

Section 6.2 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile (which is confirmed) or electronic transmission, or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

if to the Parent Entities to:

PBF Energy Inc.

One Sylvan Way, Second Floor

Parsippany, New Jersey 07054

Attention:    President

Email:         [****]

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with a copy (which shall not constitute notice) to:

PBF Energy Inc.

One Sylvan Way, Second Floor

Parsippany, New Jersey 07054

Attention:    General Counsel

Email:         [****]

with a copy (which shall not constitute notice) to:

Hunton Andrews Kurth LLP

600 Travis Street, Suite 4200

Houston, Texas 77002

Attention:    Philip Haines

Email:         [****]

if to Partnership, to:

PBF Logistics LP

One Sylvan Way, Second Floor

Parsippany, New Jersey 07054

Attention:    Chairman of the Conflicts Committee of the Board of Directors of PBF Logistics GP LLC

Email:         [****]

with a copy to (which shall not constitute notice) to:

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, New York 10112

Attention:    Michael Swidler

Email:         [****]

Section 6.3 Amendment; Waiver.

(a) This Agreement shall not be amended or modified except by written instrument duly executed by each of the parties; provided, however, that, Partnership may not, without the prior written approval of the GP Conflicts Committee, agree to any amendment, modification or waiver of this Agreement.

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(b) No waiver of any term or provision of this Agreement shall be effective unless in writing, signed by the party against whom enforcement of the same is sought. The grant of a waiver in one instance does not constitute a continuing waiver in any other instances. No failure by any party to exercise, and no delay by any party in exercising, any right, remedy, power or privilege hereunder shall operate as a waiver thereof.

Section 6.4 Counterparts; Electric Signatures. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Signatures to this Agreement transmitted by electronic mail in.pdf form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document (including DocuSign), will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures. No party shall be bound until such time as the other parties have executed counterparts of this Agreement.

Section 6.5 Assignment and Binding Effect. Except in connection with a permitted Transfer pursuant to Article II, no party may assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder, by operation of law or otherwise, without the prior written consent of the other parties, and any such attempted assignment, delegation or transfer shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors, permitted transferees and permitted assigns. Except as expressly set forth in the prior sentence, (a) none of the provisions of this Agreement shall be for the benefit of or enforceable by any third party, including any creditor of any party hereto or any of their Affiliates, and (b) no such third party shall obtain any right under any provision of this Agreement or shall by reasons of any such provision make any claim in respect of any liability (or otherwise) against any other party hereto.

Section 6.6 Conspicuous & Headings. THE PARTIES AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE OR ENFORCEABLE, THE PROVISIONS IN THIS AGREEMENT IN BOLD-TYPE OR ALL-CAPS FONT ARE “CONSPICUOUS” FOR THE PURPOSE OF ANY APPLICABLE LAW. The headings of the several articles and sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

Section 6.7 Entire Agreement. This Agreement, the Merger Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all previous agreements, negotiations, discussions, understandings, writings, commitments and conversations between the parties with respect to such subject matter. No agreements or understandings exist among the parties other than those set forth or referred to herein or therein.

Section 6.8 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or

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invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby or thereby, as the case may be, is not affected in any manner adverse to any party. Upon such determination, the parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect the original intent of the parties. In the event the parties are not able to agree, such provision shall be construed by limiting and reducing it so that such provision is valid, legal, and fully enforceable while preserving to the greatest extent permissible the original intent of the parties; the remaining terms and conditions of this Agreement shall not be affected by such alteration.

Section 6.9 No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

Section 6.10 Governing Law; Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b) EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, RELATING TO OR RESULTING FROM THIS AGREEMENT, OR THE CONTEMPLATED TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 6.10.

(c) THE PARTIES HEREBY AGREE THAT ANY SUIT, ACTION OR PROCEEDING SEEKING TO ENFORCE ANY PROVISION OF, OR BASED ON ANY MATTER RELATING TO, ARISING OUT OF OR RESULTING FROM OR IN CONNECTION WITH, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER IN CONTRACT, TORT OR OTHERWISE, SHALL BE BROUGHT IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR IF SUCH COURT DOES NOT HAVE JURISDICTION, IN ANY FEDERAL COURT WITHIN THE STATE OF DELAWARE ONLY, AND THAT ANY CAUSE OF ACTION RELATING TO, ARISING OUT OF OR

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RESULTING FROM THIS AGREEMENT SHALL BE DEEMED TO HAVE ARISEN FROM A TRANSACTION OF BUSINESS IN THE STATE OF DELAWARE. EACH OF THE PARTIES HEREBY IRREVOCABLY CONSENTS TO THE JURISDICTION OF SUCH COURTS (AND OF THE APPROPRIATE APPELLATE COURTS THEREFROM) IN ANY SUCH SUIT, ACTION OR PROCEEDING AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY SUCH COURT OR THAT ANY SUCH SUIT, ACTION OR PROCEEDING THAT IS BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. EACH OF THE PARTIES HERETO AGREES THAT A JUDGMENT IN ANY SUCH ACTION MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

(d) Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by the delivery of a copy thereof in accordance with the provisions of Section 6.2 or in such other manner as may be permitted by law.

Section 6.11 Expenses. Except as provided in the Merger Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

Section 6.12 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equity holder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more party under this Agreement (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated by this Agreement.

Section 6.13 Injunctive Relief. The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties. Prior to the termination of this Agreement pursuant to Section 6.1, it is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 6.13, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at applicable Law or in equity. Each party accordingly agrees (a) the non-breaching party will be entitled to injunctive and other equitable relief, without proof of actual damages; and (b) the alleged breaching party will not raise

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any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement and will not plead in defense thereto that there are adequate remedies under applicable Law, all in accordance with the terms of this Section 6.13. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 6.13, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 6.14 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Partnership any direct or indirect ownership or incidence of ownership of or with respect to the Parent Common Units. All rights, ownership and economic benefits of and relating to the Parent Common Units shall remain vested in and belong to the Parent Entities, and Partnership shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of any Parent Entity or exercise any power or authority over any Parent Entity in the voting or disposition of any Parent Common Units, except as otherwise expressly provided herein.

Section 6.15 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles or Sections, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

PBF ENERGY INC.

By:	/s/ Thomas J. Nimbley
Name:	Thomas J. Nimbley
Title:	Chief Executive Officer

PBF ENERGY COMPANY LLC

By: PBF Energy Inc., its managing member

By:	/s/ Thomas J. Nimbley
Name:	Thomas J. Nimbley
Title:	Chief Executive Officer

[Signature Page to Voting and Support Agreement]

PBF LOGISTICS LP
By: PBF Logistics GP LLC, its general partner

By:	/s/ Matthew Lucey
Name:	Matthew Lucey
Title:	Executive Vice President

[Signature Page to Voting and Support Agreement]

Exhibit 99.1

PBF Energy Announces Agreement to Acquire Remaining Public Stake in PBF Logistics LP

PARSIPPANY, NJ – July 28, 2022 – PBF Energy Inc. (NYSE: PBF) and PBF Logistics LP (NYSE: PBFX) today announced a definitive agreement and plan of merger pursuant to which PBF Energy will acquire all of the outstanding common units representing limited partner interests of PBF Logistics it does not already own directly or indirectly for a combination of PBF Energy Class A common stock and cash. PBF Energy beneficially owns approximately 47.7% of the outstanding common units of PBF Logistics as of July 22, 2022.

Under the merger agreement, each outstanding common unit of PBF Logistics that PBF Energy does not already beneficially own will be converted into 0.270 shares of PBF Energy Class A common stock and $9.25 in cash, without interest. The purchase price reflects a premium of 13.2% to the volume-weighted average price of PBF Logistics common units for the thirty days through July 27, 2022.

Tom Nimbley, PBF Energy’s and PBF Logistics’ Chairman and CEO, said, “We are pleased to announce this strategic acquisition by PBF Energy, which represents a key objective in PBF Energy’s plans to optimize our refining and logistics operations.” He added, “This transaction will ultimately allow us to simplify our corporate structure and eliminate administrative, compliance and cost burdens of running a separate public company. Following consummation of the merger, we believe that the combined company will have a significantly enhanced financial profile.”

Additional Transaction Terms and Details

Upon consummation of the merger, PBF Logistics will be become an indirect wholly-owned subsidiary of PBF Energy, and the PBF Logistics common units will cease to be listed on the NYSE and will subsequently be deregistered under the Securities Exchange Act of 1934, as amended.

PBF Logistics was represented in negotiations by the PBF Logistics Conflicts Committee, which is comprised of three independent members of its general partner’s board of directors. The PBF Logistics Conflicts Committee unanimously approved the transaction and recommended approval of the transaction to the board of directors of the general partner of PBF Logistics, which was also unanimous in its approval of the transaction. The transaction has also been unanimously approved by the board of directors of PBF Energy.

The completion of the merger is subject to the satisfaction of customary conditions, including receipt of requisite approvals of PBF Logistics unitholders.

Transaction Advisors

Barclays Capital Inc. is acting as the exclusive financial advisor; and Hunton Andrews Kurth LLP is acting as legal advisor to PBF Energy on the transaction. Intrepid Partners, LLC is acting as financial advisor and Baker Botts L.L.P. is acting as legal advisor to the PBF Logistics Conflicts Committee.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, PBF Energy will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a prospectus of PBF Energy and a proxy statement of PBF Logistics. Each of PBF Energy and PBF Logistics may also file other documents with the SEC regarding the proposed transaction. PBF Logistics will mail the proxy statement/prospectus to its unitholders. This document is not a substitute for any prospectus, proxy statement or any other document which PBF Energy or PBF Logistics may file with the SEC in connection with the proposed transaction. Investors and equity holders of PBF Energy and PBF Logistics are advised to carefully read the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction (when they become available), free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from PBF Energy’s website (www.pbfenergy.com) under the tab “Investors” and then under the heading “SEC Filings.” You may also obtain these documents, free of charge, from PBF Logistics’ website (www.pbflogistics.com) under the tab “Financial Information” and then under the heading “SEC Filings.”

Participants in the Solicitation

PBF Energy, PBF Logistics and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from PBF Logistics unitholders in favor of the proposed transaction and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of PBF Logistics unitholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about PBF Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 13, 2022. You can find information about PBF Logistics’ executive officers and directors in its annual report on Form 10-K filed with the SEC on February 17, 2022. Additional information about PBF Energy’s executive officers and directors and PBF Logistics’ executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from PBF Energy and PBF Logistics using the contact information below.

Forward-looking Statements

Statements in this press release relating to future plans, results, performance, expectations, achievements and the like are considered “forward-looking statements” (as that term is defined under the federal securities laws). These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which may be beyond PBF Energy’s or PBF Logistics’ control, that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors and uncertainties that may cause actual results to differ include but are not limited to the risks disclosed in PBF Energy’s or PBF Logistics’ filings with the SEC, risks related to the merger, including the timing to consummate the transaction, the ability to obtain the requisite PBF Logistics unitholder approval and diversion of management time on merger-related issues; the supply, demand, prices and other market conditions for PBF Energy’s or PBF Logistics’ products or crude oil; expectations with respect to our capital spending and turnaround projects; risks associated with obligation to buy Renewable Identification Numbers and related market risks related to the price volatility thereof; PBF Energy’s ability to make, and realize the benefits from, acquisitions or investments, including in renewable diesel productions, on any announced time frame or at all; PBF Energy’s or PBF Logistics’ expectations regarding the impact of market conditions on demand for the balance of 2022; and the impact of adverse market conditions affecting PBF Energy or PBF Logistics, unanticipated developments, regulatory approvals, changes in laws and other events that negatively impact the company. All forward-looking statements speak only as of the date hereof. Neither PBF Energy nor PBF Logistics undertakes any obligation to revise or update any forward-looking statements except as may be required by applicable law.

About PBF Energy

PBF Energy Inc. (NYSE:PBF) is one of the largest independent refiners in North America, operating, through its subsidiaries, oil refineries and related facilities in California, Delaware, Louisiana, New Jersey and Ohio. Our mission is to operate our facilities in a safe, reliable and environmentally responsible manner, provide employees with a safe and rewarding workplace, become a positive influence in the communities where we do business, and provide superior returns to our investors.

About PBF Logistics

PBF Logistics LP (NYSE: PBFX), headquartered in Parsippany, New Jersey, is a fee-based, growth-oriented master limited partnership formed by PBF Energy to own or lease, operate, develop and acquire crude oil and refined petroleum products terminals, pipelines, storage facilities and similar logistics assets.

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Contacts:

Colin Murray (investors)

ir@pbfenergy.com

Tel: 973.455.7578

Michael C. Karlovich (media)

mediarelations@pbfenergy.com

Tel: 973.455.8994